                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                              For October 10, 2003

                        Commission File Number: 333-13096


                              DRAX HOLDINGS LIMITED
                  (FORMERLY KNOWN AS AES DRAX HOLDINGS LIMITED)


                               Drax Power Station
                                    P.O Box 3
                                      Selby
                                 North Yorkshire
                                     YO8 8PQ
                                     England
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F
                                   ---             ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes     No X
                                   ---    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

                              DRAX HOLDINGS LIMITED
                  (formerly known as AES Drax Holdings Limited)


Index

Item

1.     Recent Developments.

2. Conformed copy of Long Term Standstill Agreement, dated as of October 9, 2003 between Drax Holdings Limited, as Issuer, and Drax Power Limited, Drax Limited, Drax Electric Limited, AES Drax Acquisition Limited, as Consenting Guarantors, Certain Senior Bondholders named therein, JPMorgan Chase Bank, as Eurobond Trustee, The Bank of New York, as Senior Bond Trustee, Deutsche Bank AG London, as Senior Agent, Deutsche Trustee Company Limited, as Intercreditor Agent, National Westminster Bank PLC, as LC Facility Agent, and JPMorgan Chase Bank, as Security Trustee (without exhibits).

3. Conformed copy of Sixth Supplemental Indenture, dated as of October 9, 2003, between Drax Holdings Limited, as Issuer, and The Bank of New York, as Trustee, to the Indenture by and among AES Drax Holdings Limited, as Issuer, AES Drax Power Limited, AES Drax Limited, AES Drax Electric Limited, AES Drax Acquisition Limited and AES Drax Financing Limited, as Guarantors, and The Bank of New York, as Trustee, dated as of August 2, 2000, as supplemented by the First Supplemental Indenture dated as of February 25, 2002, the Second Supplemental Indenture dated as of November 26, 2002, the Third Supplemental Indenture dated as of December 12, 2002, the Fourth Supplemental Indenture dated as of July 8, 2003 and the Fifth Supplemental Indenture dated as of August 22, 2003.

4.     Press Release dated October 10, 2003.

                           FORWARD-LOOKING STATEMENTS


       Certain statements included in this document are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date hereof. Forward-looking statements can be identified by the use of forward-looking terminology such as "believe," "expects," "may," "intends," "will," "should" or "anticipates" or the negative forms or other variations of these terms or comparable terminology, or by discussions of strategy. Future results covered by the forward-looking statements may not be achieved. Forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.


       Under the safe harbour provisions of the Private Securities Litigation Reform Act of 1995, Drax Holdings Limited identified some of these risks, uncertainties and other important factors in its Form 20-F for the year ended 31 December 2002 under "Key Information - Risk Factors" and "Operating and Financial Review and Prospects".


       You should also consider, among others, the following important factors:

o      general economic and business conditions in the UK;

o changes in governmental regulations affecting the Drax power station and the UK electric power industry generally, including changes in the New Electricity Trading Arrangements ("NETA"). NETA was implemented on 27 March 2001;

o      general industry trends;

o      changes to the competitive environment;

o      power prices and resource availability and pricing;

o changes in business strategy, development plans or vendor relationships in the market for power in the UK;

o that Drax Power Limited's principal hedging arrangement relating to power sales has been terminated, and accordingly, Drax Power Limited is currently operating the Drax power station as a fully-merchant plant;

o since December 12, 2002, Drax Holdings, Drax Electric Limited, Drax Limited, Drax Power Limited and AES Drax Acquisition Limited are operating under standstill arrangements with, inter alia, certain of their senior creditors, which are scheduled to terminate on December 31, 2003;

o      availability, terms and deployment of capital;

o      interest rate volatility;

o changes in currency exchange rates, inflation rates and conditions in financial markets;

o      availability of qualified personnel;

o a change in the interpretation of the tax law in the relevant jurisdictions; and

o the recoverability of amounts due to Drax Power Limited from TXU Europe Energy Trading Limited and/or TXU Europe Group plc pursuant to the long-term power purchase agreement and associated guarantee.


       These forward-looking statements speak only as of the date of this document. Drax Holdings Limited does not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this document, and it does not assume any responsibility to do so.

                                     ITEM 1

                               RECENT DEVELOPMENTS


CHANGE OF NAME

On October 3, 2003, (a) AES Drax Holdings Limited's name was changed to Drax Holdings Limited ("Drax Holdings"), (b) AES Drax Power Limited's name was changed to Drax Power Limited, (c) AES Drax Limited's name was changed to Drax Limited and (d) AES Drax Electric Limited's name was changed to Drax Electric Limited.

NEW LONG TERM STANDSTILL AGREEMENT SIGNED

As previously disclosed in Drax Holdings' Form 6-K filed with the Securities and Exchange Commission on September 15, 2003 (the "September 15, 2003 Form 6-K"), in order to provide the holders (the "Senior Bondholders") of 9.07% Senior Secured Bonds due 2025 and 10.41% Senior Secured Bonds due 2020 issued by Drax Holdings (together the "Senior Bonds") and the syndicate of banks (the "Senior Banks") which financed the (pound)1.725 billion secured bonds due 2015 (the "Eurobonds") with a period to consider the terms of the restructuring proposal, the detailed terms of which were set out in the September 15, 2003 Form 6-K (the "Restructuring Proposal"), Drax Holdings has sought the consent of the requisite majority of its Senior Bondholders and of the Senior Banks to enter into a new standstill agreement (the "Long Term Standstill Agreement"), which will give effect to an extension of the standstill period until December 31, 2003. The extension would thus provide the stability desired whilst such consideration and implementation of the terms of the Restructuring Proposal take place. Accordingly, Drax Holdings has entered into the Long Term Standstill Agreement with, among other parties, JPMorgan Chase Bank, as Eurobond Trustee (the "Eurobond Trustee"), certain Senior Bondholders representing a majority in sterling equivalent principal amount of such Senior Bonds, and The Bank of New York, as Senior Bond Trustee. The Long Term Standstill Agreement became effective as of October 9, 2003 and will expire on December 31, 2003, unless terminated earlier or extended in accordance with its terms.

A conformed copy of the Long Term Standstill Agreement is attached to this Form 6-K as Item 2. As previously disclosed, the Long Term Standstill Agreement is on terms similar to the Fourth Standstill Agreement, which became effective on August 22, 2003 and expired on September 30, 2003, and provides for certain additional terms including, inter alia, (1) all actions necessary in connection with the transfer of assets to Drax Opco Limited (further details of which are set out in section 2.3.1 of the September 15, 2003 Form 6-K), (2) a number of additional temporarily or permanently waived defaults under the senior credit documentation, (3) consent for Drax Holdings to enter into and comply with its obligations under the escrow arrangements referred to in section 1.12 of the September 15, 2003 6-K and the agreement described in section 1.5 of the September 15, 2003 6-K; and (4) all actions necessary in connection with achieving the Restructuring Proposal and insofar as such actions constitute defaults under the senior credit documentation, such defaults are either temporarily or permanently waived or are capable of being waived by the steering committee representing the Senior Banks and the ad hoc committee formed by certain Senior Bondholders.

CREDITOR SUPPORT FOR THE RESTRUCTURING PROPOSAL

As previously disclosed in the September 15, 2003 Form 6-K, the Senior Banks, Eurobond Trustee and certain Senior Bondholders have been approached with a view to securing their irrevocable undertakings to support the Restructuring Proposal on terms described in the September 15, 2003 Form 6-K. Irrevocable undertakings to vote in favor of the Restructuring Proposal have been received from in excess of 75% in value of those persons who are entitled to direct the relevant creditor to vote in the proposed schemes of arrangement in respect of Drax Holdings and from in excess of 75% in value of those creditors who are entitled to vote in the proposed schemes of arrangements in respect of InPower Limited.

CASH-OUT OPTIONS IMPLEMENTATION AGREEMENT SIGNED

Under the terms of the Restructuring Proposal, the senior creditors will be able to elect to receive cash instead of some of the debt to which they would otherwise be entitled (the "Cash-out Options"). The Cash-out Options are described in greater detail in section 1.4 of the September 15, 2003 Form 6-K. A Cash-out Options Implementation Agreement ("COOIA") has been entered into on October 10, 2003, with, inter alios, Drax Holdings and International Power plc ("IPR"), in respect of the Cash-out Options. A letter of credit supporting IPR's maximum funding obligation of (pound)100 million in respect of the A Cash-out Option (as described in paragraph 1.4 of the September 15, 2003 Form 6-K) has been obtained from The Royal Bank of Scotland Group. Further details of the COOIA will be contained in the scheme document to be posted in connection with the Restructuring Proposal.



A press release dated October 10, 2003, announcing these recent developments is attached to this Form 6-K as Item 4.

                                     ITEM 2

                         LONG TERM STANDSTILL AGREEMENT

                                                                [CONFORMED COPY]



         --------------------------------------------------------------

                         LONG TERM STANDSTILL AGREEMENT


                             dated 9th October 2003

                                     between

                              DRAX HOLDINGS LIMITED
                                  as the Issuer

                                       and

                               DRAX POWER LIMITED
                                  DRAX LIMITED
                              DRAX ELECTRIC LIMITED
                          AES DRAX ACQUISITION LIMITED
                            as Consenting Guarantors

                     Certain SENIOR BONDHOLDERS named herein

                               JPMORGAN CHASE BANK
                               as Eurobond Trustee

                              THE BANK OF NEW YORK
                             as Senior Bond Trustee

                             DEUTSCHE BANK AG LONDON
                                 as Senior Agent

                        DEUTSCHE TRUSTEE COMPANY LIMITED
                             as Intercreditor Agent

                          NATIONAL WESTMINSTER BANK PLC
                              as LC Facility Agent

                               JPMORGAN CHASE BANK
                               as Security Trustee

         --------------------------------------------------------------

                                    CONTENTS

CLAUSE                                                                  PAGE

1.     Definitions and Principles of Construction; Conflict................1

2.     Standstill Date....................................................12

3.     Standstill Termination.............................................13

4.     Consenting Bondholders' Covenants..................................15

5.     Senior Bond Trustee................................................17

6.     Waivers, Amendments and Consents...................................18

7.     Eurobond Trustee's Covenants.......................................18

8.     Issuer's and Consenting Guarantors' Covenants......................19

9.     Representations and Warranties.....................................21

10.    Indemnity..........................................................21

11.    Equalisation Fee...................................................23

12.    Accounts...........................................................24

13.    Corporate Action...................................................25

14.    Acknowledgements...................................................29

15.    Amendments.........................................................30

16.    Continuing Effect..................................................30

17.    Validity of Agreement..............................................30

18.    Remedies...........................................................30

19.    Finance Document...................................................31

20.    Counterparts; Delivery By Facsimile................................32

21.    No Assignment......................................................32

22.    Notices............................................................32

23.    Contracts (Rights of Third Parties) Act 1999.......................32

24.    Governing Law......................................................32

25.    Jurisdiction.......................................................32

Schedule 1        Conditions Precedent....................................34

Schedule 2        Accession Deed..........................................35

Schedule 3        Termination Notice......................................37

This LONG TERM STANDSTILL AGREEMENT (this "AGREEMENT"), dated 9th October 2003 is made between:

(1)    Drax Holdings Limited ("DRAX HOLDINGS" or the "ISSUER");

(2)    Drax Power Limited ("DRAX POWER");

(3)    Drax Limited ("DRAX LIMITED");

(4)    Drax Electric Limited ("DRAX ELECTRIC");

(5) AES Drax Acquisition Limited ("DRAX ACQUISITION" and, together with Drax Power, Drax Limited and Drax Electric, the "CONSENTING GUARANTORS");

(6) each of the beneficial holders of the Senior Bonds named on the signature pages of this Agreement (the "INITIAL CONSENTING BONDHOLDERS" and, together with any additional Senior Bondholder who accedes hereto pursuant to Clause 4.2, the "CONSENTING BONDHOLDERS");

(7)    JPMorgan Chase Bank, as Eurobond Trustee (the "EUROBOND TRUSTEE");

(8) The Bank of New York, as Senior Bond Trustee for and on behalf of the beneficial holders of Senior Bonds (the "SENIOR BOND TRUSTEE");

(9)    Deutsche Bank AG London, as Senior Agent (the "SENIOR AGENT");

(10) Deutsche Trustee Company Limited, as Intercreditor Agent (the "INTERCREDITOR AGENT");

(11) National Westminster Bank Plc, as LC Facility Agent under an Approved LC Facility (the "LC FACILITY AGENT"); and

(12)   JPMorgan Chase Bank, as Security Trustee (the "SECURITY TRUSTEE").

IT IS AGREED as follows:

1.     DEFINITIONS AND PRINCIPLES OF CONSTRUCTION; CONFLICT

1.1    DEFINITIONS

       (a) Unless otherwise defined herein or otherwise provided in sub-clauses (b), (c) and (d) below, terms defined in the AES Intercreditor and Security Trust Deed dated 2 August 2000 (the "INTERCREDITOR DEED") between, inter alios, the Issuer, the Consenting Guarantors, certain Senior Creditors named therein and their Agents named therein shall have the same meanings when used herein.

       (b) Unless otherwise defined herein, terms defined in Section 1.01 of the Senior Bond Indenture as in effect immediately upon the occurrence of the Standstill Date shall have the same meanings when used in the definitions of "Permanently Waived Senior Bond Default" and "Temporarily Waived Senior Bond Default" herein.

       (c) Unless otherwise defined herein, terms defined in the Bond Trust Deed as in effect immediately upon the occurrence of the Standstill Date shall have the same meanings when used in the definition of "Temporarily Waived Eurobond Default" herein.

       (d) Each of the terms: "ACCOUNT BANK", "COLLATERAL FINANCING ACCOUNT", "DEBT SERVICE RESERVE ACCOUNT", "HOLDING ACCOUNT", "INSURANCE RESERVE ACCOUNT", "PAYMENT CERTIFICATE" and "PROCEEDS ACCOUNT" shall have the meaning given to such term in the Group Account Agreement as in effect immediately upon the occurrence of the Standstill Date. The term "COLLATERAL HOLDING ACCOUNT" shall have the meaning given to that term in the Collateral Holding Account Agreement.

1.2    DEFINITIONS

       In addition, for the purposes of this Agreement:

       "ACQUISITION SHARES" has the meaning given to that term in Clause
       13(c)(i).

       "AD HOC SENIOR BOND COMMITTEE" means the committee constituted by a group whose members are Senior Bondholders (or any agents of any such Senior Bondholders) who, in each case, have entered into a confidentiality agreement with the Issuer, provided that any reference in this Agreement to the Ad Hoc Senior Bond Committee means each member of such group acting individually.

       "BANK STEERING COMMITTEE" means the steering committee of the Banks referred to in the letter dated 1 November 2002 from the members of said committee to InPower Limited, and agreed to by, inter alios, the Banks, as supplemented and amended from time to time.

       "CASH-OUT OPTIONS IMPLEMENTATION AGREEMENT" means the Cash-out Options Implementation Agreement to be entered into between Drax Holdings and, among others, International Power plc.

       "COLLATERAL HOLDING ACCOUNT AGREEMENT" means the Collateral Holding Account Agreement substantially in the form attached as Exhibit 8 to the First Standstill Agreement.

       "ESCROW AGREEMENT" means the Escrow Agreement dated 9 September 2003 and between Drax Holdings, International Power plc and Clifford Chance LLP.

       "EQUALISATION FEE" has the meaning given to that term in Clause 11(a).

       "EUROBOND DEFAULT" means any Default, as defined in the Conditions of the Eurobonds.

       "EXCESS MARGIN" has the meaning given to that term in Clause 11(a).

       "FACILITY AGENT" means the Agent, as defined in the Facility Agreement.

       "FIRST STANDSTILL AGREEMENT" means the Standstill Agreement dated 12 December 2002 between the Issuer and, amongst others, the Consenting Guarantors, The AES Corporation, the Eurobond Trustee and the Senior Bond Trustee.

       "FOURTH STANDSTILL AGREEMENT" means the Fourth Standstill Agreement dated 22 August 2003 between the Issuer and, amongst others, the Consenting Guarantors, the Eurobond Trustee and the Senior Bond Trustee.

       "FURTHER STANDSTILL AGREEMENT" means the Further Standstill Agreement dated 9 June 2003 between the Issuer and, amongst others, the Consenting Guarantors, The AES Corporation, the Eurobond Trustee and the Senior Bond Trustee.

       "HEDGE BANK AGREEMENT" means a Hedge Bank Agreement agreed between, amongst others, Drax Power and/or Drax Holdings and any one or more Hedging Banks, providing, inter alia, for the termination and/or restructuring and/or novation of all Market Interest Hedging Agreements between Drax Holdings and the Hedging Banks party thereto, in a form approved by the Bank Steering Committee and the Ad Hoc Senior Bond Committee.

       "HEDGING BANK" means each of Commerzbank Aktiengessellschaft, Bank of Montreal, Barclays Bank PLC, The Toronto-Dominion Bank, London Branch, Deutsche Bank AG London and Bayerische Landesbank Girozentrale acting through its London Branch.

       "INDEMNIFIED PARTY" has the meaning given to that term in Clause 10.1.

       "INDEMNIFYING PARTY" has the meaning given to that term in Clause 10.1.

       "INITIAL TERMINATION DATE" has the meaning given to that term in Clause 3.1(a).

       "INPOWER STANDSTILL AGREEMENT" means the InPower Long Term Standstill Agreement between, inter alios, InPower Limited, BondPower Limited and Deutsche Bank AG London Branch, as Agent under the Facility Agreement.

       "INSOLVENCY EVENT" means with respect to the Issuer or any Consenting Guarantor, any action, proceedings, or other steps taken with a view to the winding-up, bankruptcy, liquidation, dissolution, administration, receivership, administrative receivership, re-organisation of a company, any moratorium, composition or arrangement in respect of a company, any assignment for the benefit of creditors of a company or any analogous proceeding affecting such company in any jurisdiction outside England or Wales, or that such company shall become unable, admit in writing its inability, or fail generally, to pay its debts as they become due.

       "MAJORITY BONDHOLDERS" means Senior Bondholders, voting as a single class, holding at least a majority of the Sterling Equivalent of the principal amount of the Senior Bonds outstanding.

       "ORIGINAL STANDSTILL DATE" has the meaning given to the term "Standstill Date" in the First Standstill Agreement.

       "PERMANENTLY WAIVED SENIOR BOND DEFAULTS" means any Default, Potential Event of Default or Event of Default arising in connection with:

       (a) the termination of the Primary Hedge Agreement, under Sections 6.01(c) (by reason of any breach of Section 4.18), 6.01(o) and 6.01(q) of the Indenture;

       (b) the negotiation of, entering into by the Issuer, AES Drax Financing Limited and each Consenting Guarantor of, and the performance of its obligations under, and compliance with the terms of, the Standstill Documents, under Sections 6.01(f), 6.01(g) and 6.01(j) of the Indenture (insofar as such action corresponds to the events described in said Sections 6.01(f) and 6.01(g));

       (c) the deposit, or failure to deposit, into the Liquidity Account, or failure to withdraw from, the Holding Account, the amount standing to the credit of the Holding Account on the Transfer Date relating to the Scheduled Calculation Date on 30 June 2002;

       (d) failures during the Standstill Period by the Issuer, AES Drax Financing Limited or a Consenting Guarantor to provide information to the Senior Bond Trustee as required under the first sentence of
              Section 4.03(d)(ii) of the Indenture, if such information has not otherwise been made public;

       (e) transfers of funds in breach of Section 4.07(c) of the Indenture, if made in accordance with the Group Account Agreement and as contemplated by any Standstill Document;

       (f) encumbrances or restrictions referred to in Section 4.09(a) of the Indenture, to the extent that any term or provision of any Standstill Document could be considered a breach of Section 4.09(a) of the Indenture;

       (g) a Lien created in early 2002 in breach of Section 4.11 of the Indenture, in respect of (pound)300,000 of cash as collateral with contractual counterparties;

       (h) any failure by the Issuer, during the Standstill Period, to give any notice pursuant to Section 4.17 of the Indenture;

       (i) any material amendment or material modification entered into during, or any waiver for the period of, the Standstill Period or any termination of the Electricity Contracting Policy or the Hedging Policy, for which no Rating Affirmation is obtained, under
              Section 4.18 of the Indenture, or any material amendment, material modification, termination or waiver of any Market Hedging Agreement under Section 4.20 of the Indenture, provided that such amendment, modification, termination or waiver is consented to by the Bank Steering Committee, in consultation with the members of the Ad Hoc Senior Bond Committee;

       (j) any amendment, modification, termination or waiver of any material right during the Standstill Period under the RJB Coal Sale Agreement which under Section 4.18 of the Indenture may not be made if it could reasonably be expected to have a

              Material Adverse Effect, if such amendment, modification, termination or waiver is consented to by the Bank Steering Committee, in consultation with the members of the Ad Hoc Senior Bond Committee;

       (k) agreements entered into during or prior to the Standstill Period relating to sales of electricity or capacity which, under Section 4.21(a)(iii) of the Indenture, are not permitted by the Electricity Contracting Policy as in effect immediately prior to the date of this Agreement;

       (l) breaches of Section 4.21(a)(iv) of the Indenture to the extent that such breaches relate to agreements entered into during or prior to the Standstill Period relating to sales of renewable obligation certificates;

       (m) breaches of Section 4.24 of the Indenture, to the extent such breaches are required or permitted under any Standstill Document;

       (n) breaches of Section 4.27 of the Indenture, to the extent such breaches relate to fees provided for or contemplated by any Standstill Document;

       (o) to the extent not otherwise identified above, the entry into and the performance of any obligation and the implementation of any arrangement under any Standstill Document;

       (p) Section 6.01(f)(ii), 6.01(g)(i) or 6.01(g)(v) of the Indenture, by virtue of any Relevant Company, Drax Power Finance Limited, Drax Energy, Drax Energy II or Drax Power Finance Holdings Limited entering into good faith negotiations relating to a Restructuring;

       (q) the entering into and performance of the Hedge Bank Agreement, under Section 4.20 of the Indenture; or

       (r) the amendment of the Hedging Policy to provide that all hedging entered into in accordance with a Hedge Bank Agreement is in compliance with the Hedging Policy, under Section 4.18(iii) of the Indenture.

       "POSTPONED TERMINATION DATE" has the meaning given to that term in Clause 3.2.

       "POWER STATION" has the meaning given to that term in the Bond Trust
       Deed.

       "PROCEEDINGS" has the meaning given to that term in Clause 25.1.

       "QUALIFYING BANK" means a bank with a long-term credit rating of "A" from Standard and Poor's Ratings Group, a division of the McGraw-Hill Companies, Inc. or "A2" from Moody's Investors Service, Inc.

       "RATIO TEST FAILURE EVENT" has the meaning given to that term in the Indenture.

       "RESTRUCTURING" means the restructuring of the Combined Senior Debt.

       "SALECO ACTION" means, any of:

       (a) the Issuer incorporating a new wholly owned subsidiary, Drax Opco Limited, being a company incorporated in England and Wales ("SALECO");

       (b) Saleco giving a guarantee to the Security Trustee (whether or not limited in any way) for the performance of all liabilities of the Obligors owed to the Combined Senior Creditors, including, without limitation, the Secured Liabilities (as such term is defined in the AES Second English Debenture) and granting security (whether or not limited in any way) in favour of the Security Trustee to secure, among other things, Saleco's obligations under such guarantee;

       (c) the transfer of the assets and undertaking of Drax Power to Saleco subject to existing security under the Security Documents and in connection with the Restructuring, or any other action which is incidental to, in connection with, pursuant to, or in contemplation of, such transfer, including without limitation arrangements between Drax Power and Saleco relating to the consideration for such transfer, in each case with the prior written consent of the Senior Creditor Committees.

       "SCHEME OF ARRANGEMENT" means a scheme of arrangement to implement the Restructuring under Section 425 of the Companies Act 1985 of the UK or
       Section 86 of the Companies Law (2003 REVISION) of the Cayman Islands or any analogous proceeding in any jurisdiction to implement, recognise or give effect to such a scheme of arrangement, including any proceedings brought under section 304 of the US Bankruptcy Code.

       "SECURITY SHARES" has the meaning given to it in the AES Second English Debenture.

       "SENIOR BOND DEFAULT" means any Default, Potential Event of Default or Event of Default, each as defined in the Senior Bond Indenture.

       "SENIOR BONDHOLDERS" means the beneficial holders of interests in the Senior Bonds.

       "SENIOR CREDITOR COMMITTEES" means the Bank Steering Committee and the Ad Hoc Senior Bond Committee.

       "SEPTEMBER 6-K" means the filing made by Drax Holdings on or about 15 September 2003 giving details of the proposed terms of the Restructuring.

       "STANDSTILL DATE" has the meaning given to it in Clause 2.

       "STANDSTILL DOCUMENTS" means this Agreement, the First Standstill Agreement, the Further Standstill Agreement, the Third Standstill Agreement, the Fourth Standstill Agreement each of the agreements set forth in paragraph (a) of Schedule 1, each of the agreements set forth in paragraphs (a) in Schedule 1 to the First Standstill Agreement, the Further Standstill Agreement, the Third Standstill Agreement and the Fourth

       Standstill Agreement and any other document so designated by the Senior Creditor Committees and the Issuer.

       "STANDSTILL PERIOD" means the period from and including the Standstill Date to, but excluding, the Standstill Termination Date.

       "STANDSTILL TERMINATION DATE" has the meaning given to it in Clause 3.1.

       "TEMPORARILY WAIVED EUROBOND DEFAULT" means any Default:

       (a) in connection with the Primary Hedge Counterparty, Primary Hedge Counterparty Guarantor, The AES Corporation, Drax Power Finance, Drax Energy, AES Drax Energy II Limited, Drax Power Finance Holdings or Drax Acquisition Holdings under Conditions 11.2 (by reason of any breach of Condition 8.5.1), 11.4.1(b), 11.4.2(b), 11.4.3, 11.4.4, 11.4.5, 11.5 to 11.10, 11.11.1, 11.11.2(a),
              11.11.4, 11.11.8, 11.11.9, 11.22 and 11.23;

       (b) in connection with any action, event or circumstance of, or relating to, Drax Financing or Drax Investments, under any Condition;

       (c) in connection with UK Coal plc (formerly RJB Mining (UK) Ltd.) or any of its Subsidiaries, under Conditions 11.4 to 11.10; or

       (d) in connection with any Obligor being balance sheet insolvent under the Insolvency Act 1986, under Conditions 11.4 to 11.9;

       (e) that may have arisen in connection with any request for amendment to, any disclosed rescheduling of payment and delivery under or any breaches of, the Coal Supply Agreement prior to the Standstill Period, under Conditions 8.4.2, 8.5.1, 8.5.2, 8.5.4, 10.6(b),
              10.6(c) and 11.11, and under Conditions 11.2 and 11.3 by reason of any such Default;

       (f) under Conditions 11.1 (with respect to non-payment of Coupons on or about 31 December 2002, in an amount equal to the scheduled repayment of the principal amount of the Loan on or about 31 December 2002 and with respect to non-payment of Coupons on or about 30 June 2003, in an amount equal to the aggregate of (i) the scheduled repayment of the principal amount of the Loan on or about 30 June 2003 and (ii) interest payable on the Loan referable to the Excess Margin and due on 30 June 2003), 11.18 and that may have arisen under Condition 11.23 by reason of all circumstances in existence and events that have occurred up to and including the date of execution and delivery of this Agreement;

       (g) arising before the commencement of the Standstill Period, under Conditions 7.1 and 10.6(a), and under Condition 11.2 by reason of any such Default;

       (h) arising during the period from, and including, the Original Standstill Date to, but excluding, the Standstill Termination Date in respect of which the Issuer fails to notify the Eurobond Trustee in writing (provided other prompt notification is given to the Eurobond Trustee), under Condition 7.1 and 10.6(a), and under Condition 11.2 by reason of any such Default;

       (i) arising in relation to the production of the Optimisation Base Cost, Forecast, Operating Budget or Capex Budget during the Standstill Period, under Conditions 7.2(j), 10.20, in relation to the Capex Budget only, and 9.5.1(iv), in relation to the Operating Budget only, and 8.3.4, and under Condition 11.2 or 11.3 by reason of any such Default;

       (j) arising in connection with the non-delivery of audited accounts of TXU Group companies, or Drax Energy to the Eurobond Trustee, under Condition 6.1(a), and under Condition 11.2 by reason of any such Default;

       (k) arising in connection with the failure to produce the Annual Operating Plan in respect of the Financial Year commencing 1 January 2003, under Conditions 7.2(m) and 8.3.1(f), and under Condition 11.2 by reason of any such Default;

       (l) arising in connection with operating the Project Facilities with a view to producing sufficient revenue to meet the obligations of each Relevant Company, under Condition 8.3.1, and under Condition
              11.2 by reason of any such Default;

       (m) arising in connection with any request for amendment to the Rail Carriage Contracts, the Sidings Agreement and the Docks Agreement, under Condition 8.5.2(a), and under Condition 11.2 by reason of any such Default;

       (n) arising in connection with the termination of any of the Market Hedging Agreements pursuant to Clause 8.8, under Condition 8.5.2(a)(C), 8.5.2(b), 8.6.1, and under Condition 11.2 by reason of any such Default, or under Condition 11.11.5;

       (o) arising in connection with any action taken pursuant to Clause 13, under Condition 9.8, and under Condition 11.2 by reason of any such Default, or under Condition 11.4.3, 11.7 or 11.19.1;

       (p)    arising in connection with any Saleco Action;

       (q)    arising in connection with:

              (i) the proposal by Drax Holdings or any Consenting Guarantor of a Scheme of Arrangement; or

              (ii)   any step taken in connection with the Restructuring,

              in each case, with the prior consent of the Senior Creditor Committees, such consent not to be withheld if the matter, fact or circumstance which forms the basis for withholding such consent was accurately disclosed in the September 6-K;

       (r)    arising under Condition 11.18.2;

       (s) arising in connection with the execution and performance of a Hedge Bank Agreement or any other action pursuant to Clause 8.8;

       (t) arising in connection with the entry into, execution and performance of the Escrow Agreement and the Cash-out Options Implementation Agreement;

       (u) other than in respect of forced outages, under Condition 7.2(c)(i), and under Condition 11.2 by reason of any such Default;

       (v) arising in connection with any failure to deliver any accounts, under Conditions 6.1(a) or 6.2(a), and under Condition 11.2 by reason of any such Default;

       (w) arising in connection with agreements entered into during or prior to the Standstill Period relating to sales of renewable obligation certificates, under Condition 9.9, and under Condition 11.2 by reason of any such Default;

       (x) in connection with the failure to effect and maintain Business Interruption Insurance at any time prior to the next renewal date thereof in conformity with the Minimum Insurance Requirements (as set out in Exhibit A, Part I of the Fourth Schedule to the Eurobond Trust Deed (Property and Business Interruption Insurances)), under Condition 11.16.1; or

       (y)    arising under Condition 11.18.

       "TEMPORARILY WAIVED SENIOR BOND DEFAULT" shall mean any Default or Event of Default arising:

       (a) in connection with the Primary Hedge Counterparty, the Primary Hedge Counterparty Guarantor, The AES Corporation, Drax Power Finance, Drax Energy, AES Drax Energy II Limited, Drax Power Finance Holdings or Drax Acquisition Holdings under Sections 6.01(f), 6.01(g), 6.01(h), 6.01(i), 6.01(j) or 6.01(p) of the
              Indenture;

       (b) in connection with any action, event or circumstance of, or relating to, Drax Financing or Drax Investments, under any Section of the Indenture;

       (c) in connection with any Relevant Company, under Section 6.01(f)(i)(A) of the Indenture to the extent any of them may be deemed balance sheet insolvent under the Insolvency Act 1986;

       (d) except as otherwise provided in clause (p) of the definition of "Permanently Waived Senior Bond Defaults", in connection with any Relevant Company, under Section 6.01(f)(ii) of the Indenture to the extent any of them begins negotiations with one or more of its creditors or takes any steps with a view to readjustment, rescheduling or deferral of any of its Indebtedness or proposes to take any of these steps;

       (e) in connection with the Designated Agreement Counterparty to the RJB Coal Sale Agreement, under Section 6.01(f), 6.01(g), 6.01(h), 6.01(i), 6.01(j), 6.01(p) or 6.01(q) of the Indenture;

       (f)    in connection with the failure to effect and maintain, pursuant to
              Section 4.32(a) of the Indenture, Business Interruption Insurance (as set out in Exhibit A, Part I of the Fourth Schedule to the Eurobond Trust Deed (Property and Business Interruption Insurances)) in conformity with the Minimum Insurance Requirements, under Section 6.01(c) or 6.01(n) of the Indenture;

       (g)    in connection with:

              (i) the proposal by any Relevant Company of a Scheme of Arrangement; or

              (ii)   any step taken in connection with the Restructuring,

              in each case, with the prior consent of the Senior Creditor Committees, such consent not to be withheld if the matter, fact or circumstance which forms the basis for withholding such consent was accurately disclosed in the September 6-K;

       (h) in connection with the execution and performance of a Hedge Bank Agreement or any other action pursuant to Clause 8.8;

       (i) in connection with Drax Holdings' agreement to relieve group losses to Drax Power in accordance with the terms of a letter dated 30 June 2003, under Section 6.01(c) of the Indenture (by reason of any breach of Section 4.29(b) of the Indenture);

       (j)    in connection with any action taken pursuant to Clause 13, under
              Section 6.01(b) of the Indenture (by reason of any breach of Section 4.17 of the Indenture) or Section 6.01(e) of the Indenture;

       (k)    in connection with any Saleco Action;

       (l) arising in connection with the entry into, execution and performance of the Escrow Agreement and the Cash-out Options Implementation Agreement;

       (m) under Section 6.01(c) of the Indenture (by reason of any breach of Section 4.04(a) of the Indenture);

       (n)    under Section 6.01(d) of the Indenture;

       (o)    in connection with any failure to deliver any accounts, under
              Section 6.02(c) of the Indenture (by reason of any breach of Section 4.03(a) of the Indenture); or

       (p) in connection with any Default or Event of Default that is a Temporarily Waived Senior Bond Default under any of paragraphs (a) to (m), under Section 6.02(c) of the Indenture (by reason of any breach of Section 4.04(c) of the Indenture).

       "TERMINATION EVENT" means:

       (a) the delivery, in accordance with the Intercreditor Deed, of a Declaration of Intent by the Senior Bond Trustee in respect of any Senior Bond Default or by the Senior Agent in respect of any Eurobond Default which is not a Temporarily Waived Senior Bond Default or a Temporarily Waived Eurobond Default or which is not otherwise waived and in respect of which no Cessation Notice has been delivered;

       (b) the breach by any Consenting Bondholder, the Eurobond Trustee, the Senior Bond Trustee or the Senior Agent of any of its obligations under this Agreement;

       (c) the breach by any of the Issuer or any Consenting Guarantor of any of its obligations under this Agreement and any such breach, if capable of being remedied, is not remedied within 10 Business Days of the occurrence of such breach; or

       (d) the failure by Drax Holdings to post documents relating to the Schemes of Arrangement to its relevant creditors on or before 15 November 2003;

       (e) either a Hedging Bank, Drax Power or Drax Holdings does not comply with a material term of a Hedge Bank Agreement;

       (f) exclusivity under the offer letter dated 30 August 2003 between Drax Holdings and International Power plc ceases;

       (g) any time after 10 October 2003, with respect to creditors entitled to vote in the Schemes of Arrangement which will implement the Restructuring, less than 75% of them (by value) are subject to current undertakings to vote in favour of such Schemes of Arrangement;

       (h)    any time after 10 October 2003, either of:

              (i) the Cash-out Options Implementation Agreement in a form approved by the Senior Creditor Committees has (A) not been executed by each person expressed to be a party thereto,
                     (B) remains subject to any conditions precedent or (C) is not otherwise in full force and effect; or

              (ii) an unconditional letter of credit in a form approved by the Senior Creditor Committees and in an amount not less than (pound)100,000,000 from a Qualifying Bank has not been delivered to Drax Holdings and/or InPower 2 Limited.

       provided that, the events in paragraphs (d), (e), (f), (g) and (h) shall not be, or shall cease to be Termination Events if the Senior Creditor Committees provide written notice to each of the other parties to this Long Term Standstill Agreement stating that such event shall not be a Termination Event.

       "TERMINATION NOTICE" means a notice substantially in the form set out in
       Schedule 3 hereto.

       "THIRD STANDSTILL AGREEMENT" means the Third Standstill Agreement dated 8 July 2003 between the Issuer and, amongst others, the Consenting Guarantors, The AES Corporation, the Eurobond Trustee and the Senior Bond Trustee.

1.3    CONFLICTS

       In the case of any conflict or inconsistency between the terms of this Agreement and the terms of any other Finance Document (as such conflict or inconsistency relates to the subject matter of this Agreement), the terms of this Agreement shall prevail.

1.4    INTERPRETATION

       Any reference in this Agreement to:

       (a) a "BUSINESS DAY" shall be construed as a reference to a day on which banks are generally open for business in London, and, for the purposes of the monthly payments referred to in Clause 11(a) and giving notices under Clause 22, New York City.

       (b) a "MONTH" is a reference to a period starting on one day in a calendar month and ending on the numerically corresponding day in the next succeeding calendar month or, if that day is not a Business Day, the next succeeding Business Day in the same calendar month (or, if none, the immediately preceding Business
              Day), provided that if a period starts on the last Business Day in a calendar month or if there is no numerically corresponding day in the later calendar month, that period shall end on the last Business Day in that later calendar month;

       (c) a "PERSON" shall be construed as a reference to any person, firm, company, corporation, government, state or agency of a state or any association or partnership (whether or not having separate legal personality) of two or more of the foregoing;

       (d) statutory provisions shall be construed as references to those provisions as replaced, amended or re-enacted from time to time;

       (e) Clauses are to be construed as references to the Clauses of this Agreement and references to this Agreement shall include its Schedules; and

       (f) this Agreement (or any Clause) or any other document shall be construed as references to this Agreement (that Clause) or that document as in force for the time being and as from time to time amended, supplemented, novated or restated otherwise than contrary to the terms thereof.

1.5    HEADINGS

       Headings shall be ignored in construing this Agreement.

2.     STANDSTILL DATE

       This Agreement shall not take effect unless and until the date (the "STANDSTILL DATE") on which:

       (a) Majority Bondholders and each other party intended to be a party hereto have executed and delivered this Agreement; and

       (b) each of the Senior Creditor Committees has notified each party to this Agreement (which notification shall be given promptly upon such receipt or waiver) that it has either received or waived (in its absolute discretion) the requirement to receive each of the documents set forth in Schedule 1 hereto in form and substance satisfactory to it.

3.     STANDSTILL TERMINATION

3.1    TERMINATION

       The Standstill Period shall terminate on the date (the "STANDSTILL TERMINATION DATE") which is the earlier of:

       (a)    31 December 2003 (the "INITIAL TERMINATION DATE"), unless Clause
              3.2 applies, in which case the Postponed Termination Date;

       (b)    the date on which:

              (i)    in the case of any Termination Event listed in paragraphs
                     (a) to (g) of the definition thereof either, the Senior Bond Trustee (acting on the instruction of Consenting Bondholders, on condition that such Consenting Bondholders constitute the Majority Bondholders); or the Eurobond Trustee (acting upon the instruction of the Bank Security Trustee set out in a letter substantially in the form set out in Schedule 2 to the InPower Standstill Agreement); or

              (ii)   in the case of any Termination Event listed in paragraph
                     (h) thereof, either Senior Creditor Committee,

              has delivered a Termination Notice to each of the other parties to this Agreement, provided that:

              (i) the Standstill Termination Date will not occur unless and until a Termination Event has occurred and is continuing;

              (ii) any Termination Notice shall not be effective if given with respect to a Termination Event under paragraph (b) of the definition thereof if such Termination Notice:

                     (A) is given by the Senior Bond Trustee acting on the instruction of the Consenting Bondholders where one or more of such Consenting Bondholders is or are in breach of its or their obligations under this Agreement, unless the Consenting Bondholders who have given the instruction to the Senior Bond Trustee and are not in breach of their obligations under this Agreement constitute the Majority Bondholders;

                     (B) is given by the Senior Bond Trustee where the Senior Bond Trustee is in breach of its obligations under this Agreement; or

                     (C) is given by the Eurobond Trustee where the Eurobond Trustee or the Senior Agent is in breach of its obligations under this Agreement; and

       (c) the date on which each Scheme of Arrangement which implements the Restructuring becomes effective in accordance with its terms;

       (d) the first date on which a creditors meeting is concluded (not adjourned) in respect of a Scheme of Arrangement and the vote of the creditors at such meeting does not satisfy the relevant statutory requirements for number and/or value in order for the relevant Scheme of Arrangement to be binding (subject to the sanction of the relevant court to which the application for the Scheme of Arrangement was made);

       (e) the first date on which a court to which an application for a Scheme of Arrangement has been made either does not (other than by reason of an adjournment of such meeting) or refuses to sanction the relevant Scheme of Arrangement.

3.2    EXTENSION OF STANDSTILL PERIOD

       The Standstill Period may be extended beyond the Initial Termination Date if:

       (a) the Eurobond Trustee (acting upon an instruction of the Bank Security Trustee set out in a letter substantially in the form set out in Schedule 2 to the InPower Standstill Agreement) provides notice to the Senior Bond Trustee, the Senior Agent, the Intercreditor Agent and the Issuer;

       (b) the Senior Bond Trustee (acting on the instruction of the Majority Bondholders) provides notice to the Eurobond Trustee, the Senior Agent, the Intercreditor Agent and the Issuer; and

       (c) the Issuer (for itself and on behalf of each Consenting Guarantor) provides notice to the Eurobond Trustee, the Senior Bond Trustee, the Senior Agent and the Intercreditor Agent,

       in each case on or before the date which, but for such notices, would be the date of termination of the Standstill Period in accordance with Clause 3.1(a), in writing and consenting to such an extension on the same terms and conditions as set out in this Agreement; provided that the Standstill Period may only be extended, on each occasion on which such notices are given, for a period of 30 days beyond the date which, but for such notices, would have been the termination date of the Standstill Period in accordance with Clause 3.1(a). The last date of the Standstill Period, as extended beyond the Initial Termination Date pursuant to this Clause 3.2, is referred to herein as the "POSTPONED TERMINATION Date".

3.3    RELEASE OF PARTIES

       On the Standstill Termination Date:

       (a) the Consenting Bondholders shall, from that time, be released from their obligations under Clauses 4.1, 4.2, 4.5 and 6.1(a);

       (b) the Senior Bond Trustee shall, from that time, be released from its obligations under Clauses 5 and 6.1(a);

       (c) the Eurobond Trustee shall, from that time, be released from its obligations under Clauses 7.1 and 6.1(b); and

       (d) the Issuer and each Consenting Guarantor shall, from that time, be released from all of their respective obligations under Clause 8;

       in each case without prejudice to any rights and liabilities of each party hereto prior to the Standstill Termination Date.

3.4    DEEMED DECLARATION OF INTENT

       If, following the expiration of the Standstill Period, any class of Senior Creditors delivers a Declaration of Intent to the Intercreditor Agent and each Senior Representative, then that Declaration of Intent shall be deemed to have been delivered on the later of the Original Standstill Date and the first day upon which it could have been given following the applicable Senior Bond Default or Eurobond Default (which day shall be specified in the Declaration of Intent delivered to the Intercreditor Agent and each Senior Representative) and the Remedies Initiation Notice shall be deemed to have been delivered two Business Days after the deemed date of delivery of such Declaration of Intent, provided that the provisions of this Clause 3.4 shall not apply to any Permanently Waived Senior Bond Defaults or any Eurobond Defaults permanently waived by operation of the Bond Trust Deed (as amended pursuant hereto and the other Standstill Documents). Each of the Senior Agent, the Senior Bond Trustee and the LC Facility Agent, as Senior Representative, hereby waives its right to receive such Declaration of Intent and Remedies Initiation Notice from the Intercreditor Agent.

4.     CONSENTING BONDHOLDERS' COVENANTS

4.1    NOT TO TAKE ACTION

       Subject to Clause 13, each Consenting Bondholder hereby agrees, in connection with any Temporarily Waived Senior Bond Default, during the Standstill Period:

       (a) not to seek to enforce its rights under the Senior Bond Indenture (whether, directly or indirectly, by instructing the Senior Bond Trustee or otherwise) to Accelerate and not to make any Statutory Demand for any of the Senior Bonds which it holds;

       (b) not to take or cause (or seek to cause, directly or indirectly) the Senior Bond Trustee to deliver any notice to the Intercreditor Agent or the Security Trustee instructing the Intercreditor Agent to instruct the Security Trustee or instructing the Security Trustee to take, any Other Enforcement Action;

       (c) if any other Senior Bondholders have given any instruction to the Senior Bond Trustee (whether, directly or indirectly, by instructing the Senior Bond Trustee or otherwise) to take or cause the Intercreditor Agent to instruct the Security Trustee to take or otherwise cause the Security Trustee to take, any Security Enforcement Action or Other Enforcement Action, to give contrary directions to the Senior Bond Trustee directing the Senior Bond Trustee not to act in accordance with such instructions;

       (d) not to take or cause (or seek to cause, directly or indirectly) the Senior Bond Trustee to take, and to procure that the Senior Bond Trustee does not take, any action under Section 7.02(j) of the Senior Bond Indenture;

       (e) not to cause (or seek to cause, directly or indirectly) the Senior Bond Trustee to deliver any notice referred to in Clauses 8.3(b),
              (c), (d) and (f)(ii) of the Group Account Agreement that could otherwise be given to the Security Trustee;

       (f)    not to provide the Account Bank with a Payment Certificate; and

       (g) not to cause (or seek to cause, directly or indirectly) the Senior Bond Trustee to deliver, and to procure that the Senior Bond Trustee does not deliver, a Declaration of Intent to the Intercreditor Agent.

4.2    RESTRICTIONS ON TRANSFER OF SENIOR BONDS

       Each Consenting Bondholder hereby agrees, with effect from the date on which such Consenting Bondholder executes any counterpart of this Agreement (or, if not an Initial Consenting Bondholder, with effect from the date on which it accedes hereto) until the Standstill Termination Date, that if a sale, transfer or other disposal of an interest in Senior Bonds by such Consenting Bondholder would result in the interest in the principal amount of Senior Bonds held by such Consenting Bondholder being less than the principal amount of Senior Bonds held at the time of its execution of or accession to this Agreement, it will, on or before the date of such sale, transfer or other disposal, procure that any purchaser or transferee of an interest in Senior Bonds owned by such Consenting Bondholder agrees to be bound by the terms of this Agreement by executing an accession deed substantially in the form attached hereto as Schedule
       2. If any Consenting Bondholder has sold, transferred or otherwise disposed of all of its interests in the Senior Bonds to one or more purchasers or transferees, each of which has executed an accession deed, such Consenting Bondholder shall be released from its obligations under Clause 4.1.

4.3    NOTICE TO SENIOR BOND TRUSTEE

       Each Consenting Bondholder hereby agrees to provide notice to the Senior Bond Trustee confirming that such Consenting Bondholder has executed and delivered this Agreement, such notice to include the principal amount of Senior Bonds held by such Consenting Bondholder, and to provide any other information or instructions required by the Senior Bond Trustee in order to give effect to this Agreement (including to procure that its nominee or the participant through which it holds such Senior Bonds in any clearing system provides the necessary information and consent to the Senior Bond Trustee to give effect to this Agreement as soon as practicable following the execution hereof).

4.4    DEED POLL

       The undertaking given by each Consenting Bondholder in Clauses 4.2 and
       4.3 is given by way of Deed Poll for the benefit of all other parties expressed to be a party to this Agreement (and notwithstanding that they may not have executed this Agreement) and shall accordingly become effective immediately upon execution and delivery by such Consenting Bondholder of a counterpart of this Agreement.

4.5    RESCISSION OF ACCELERATION

       Each Consenting Bondholder hereby agrees, during the Standstill Period, in connection with any Default or Event of Default under Section 6.01(a) of the Indenture arising in connection with any breach of Section 4.17 of the Indenture because of any Ratio Test Failure Event:

       (a) to abide by the provisions of Clause 4.1 with respect to such breach; and

       (b) if the Senior Bond Trustee or any other Senior Bondholders accelerate the Senior Bonds in accordance with Section 6.02(a) of the Indenture to give notice as soon as practicable to the Senior Bond Trustee to rescind such acceleration and its consequences under the Indenture in accordance with Section 6.02(b) of the Indenture.

5.     SENIOR BOND TRUSTEE

       Subject to Clause 13, the Consenting Bondholders hereby instruct the Senior Bond Trustee to agree, and the Senior Bond Trustee hereby agrees, to the extent permitted under the Senior Bond Indenture, not to exercise any of its discretion under the Senior Bond Indenture, in connection with any Temporarily Waived Senior Bond Default and any Default or Event of Default under Section 6.01(a) of the Senior Bond Indenture arising in connection with any events or circumstances which have arisen at the date of this Agreement and have caused or will cause any breach of Section
       4.17 of the Senior Bond Indenture because of any Ratio Test Failure
       Event:

       (a) to Accelerate or to make any Statutory Demand for any of the Senior Bonds;

       (b) to deliver notice to the Intercreditor Agent or the Security Trustee instructing the Intercreditor Agent to instruct the Security Trustee or instructing the Security Trustee to take, any Other Enforcement Action;

       (c)    to take any action under Section 7.02(j) of the Senior Bond
              Indenture;

       (d)    to deliver any notice, referred to in Clauses 8.3(b), (c), (d) and
              (f)(ii) of the Group Account Agreement that could otherwise be given to the Security Trustee;

       (e)    to provide to the Account Bank a Payment Certificate; and/or

       (f)    to deliver a Declaration of Intent to the Intercreditor Agent.

6.     WAIVERS, AMENDMENTS AND CONSENTS

6.1    WAIVERS FOR CASH RELEASE

       (a)    The Consenting Bondholders hereby waive all Senior Bond Defaults;
              and

       (b)    the Eurobond Trustee hereby waives all Eurobond Defaults,

       solely for the purposes of Clause 8.3(a) of the Group Account Agreement and paragraph (c) of Schedule 14 to the Group Account Agreement to the extent and for so long as required:

       (i) to make withdrawals approved by the Senior Creditor Committees from the Debt Service Reserve Account for transfer to the Proceeds Account pursuant to Clause 12.2(a);

       (ii) to withdraw amounts from the Collateral Financing Account pursuant to Schedule 15 of the Group Account Agreement; and

       (iii) to transfer funds between Accounts for any other purpose contemplated by this Agreement, the First Standstill Agreement, the Further Standstill Agreement, the Third Standstill Agreement or the Fourth Standstill Agreement.

6.2    PERMANENT WAIVER

       The Consenting Bondholders hereby confirm the waiver of the Permanently Waived Senior Bond Defaults.

6.3    EXECUTION OF THIS AGREEMENT

       The Eurobond Trustee, the Senior Bond Trustee, the Senior Agent (in its capacity as the Senior Representative of the Eurobond Finance Parties and of the Swap Creditor) and the LC Facility Agent hereby request that the Intercreditor Agent direct the Security Trustee and the Intercreditor Agent hereby directs the Security Trustee to execute and perform this Agreement. The Eurobond Trustee hereby directs the Senior Agent (in its capacity as the Senior Representative of the Eurobond Finance Parties and the Swap Creditor) to execute and perform this Long Term Standstill Agreement.

6.4    AMENDMENT TO THE SENIOR BOND INDENTURE

       The Consenting Bondholders hereby consent to and authorise the Senior Bond Trustee to execute and perform, and the Senior Bond Trustee agrees that it shall execute and perform, the Sixth Supplemental Indenture in the form attached hereto as Exhibit 7.

7.     EUROBOND TRUSTEE'S COVENANTS

7.1    NOT TO TAKE ACTION

       Subject to Clause 13, the Eurobond Trustee hereby agrees, in connection with any Temporarily Waived Eurobond Default, during the Standstill
       Period:

       (a)    not to take any of the actions set forth in Condition 11(a), (b),
              (c), (d) or (e) of the Eurobonds and not to Accelerate or to make any Statutory Demand for any of the Eurobonds;

       (b)    not to take any action under Condition 5.3.3(c) of the Eurobonds;

       (c) not to take, seek to take or instruct the Intercreditor Agent to instruct the Security Trustee or to instruct the Security Trustee to take, any Other Enforcement Action;

       (d)    not to provide to the Account Bank a Payment Certificate; and

       (e)    not to deliver a Declaration of Intent to the Intercreditor Agent.

7.2    NO SECURITY ENFORCEMENT ACTION

       Subject to Clause 13, the Eurobond Trustee hereby agrees that it will not:

       (a)    take any of the actions set forth in Conditions 11(a), (b), (c),
              (d) or (e) of the Eurobonds or to Accelerate or to make any Statutory Demand for any of the Eurobonds; (b) take any action under Condition 5.3.3 of the Eurobonds;

       (c) take, seek to take or deliver any notice to the Intercreditor Agent or the Security Trustee instructing the Intercreditor Agent to instruct the Security Trustee or instructing the Security Trustee to take, any Other Enforcement Action;

       (d)    provide the Account Bank with a Payment Certificate; or

       (e)    deliver a Declaration of Intent to the Intercreditor Agent;

       in each case, by reason of any failure by the Issuer, AES Drax Financing Limited or any Consenting Guarantor to make any prepayment of the Coupons pursuant to Condition 5.3.1 of the Eurobonds, notwithstanding that any amount of the Loan (as defined in the Facility Agreement) has become due pursuant to clause 7.9(c) of the Facility Agreement; provided that any amounts paid by the Primary Hedge Counterparty, the Primary Hedge Counterparty Guarantor (or any Affiliate thereof) that would otherwise be applied in accordance with Clause 7.9(c) of the Facility Agreement have been deposited into the Collateral Holding Account in accordance with Clause 12.1(c).

8.     ISSUER'S AND CONSENTING GUARANTORS' COVENANTS

8.1    NOTICE OF INSOLVENCY PROCEEDINGS

       The Issuer and each Consenting Guarantor hereby agrees to provide notice to each of the Senior Creditor Committees at the earliest practicable time prior to and, if reasonably practicable, not less than 30 days prior to, any proposal in relation to any proposed Insolvency Event (other than as a step taken with a view to achieving the Restructuring by means of a Scheme of Arrangement) of the Issuer or any Consenting Guarantor and consult in good faith with the Senior Creditor Committees in relation to such proposal.

8.2    RESTRUCTURING

       The Issuer and each Consenting Guarantor hereby agrees to enter into good faith negotiations with the Senior Creditor Committees relating to a Restructuring plan and the implementation thereof.

8.3    FINANCIAL MODEL

       The Issuer and each Consenting Guarantor hereby agrees to provide to the Senior Creditor Committees and their advisers, access to the draft of any financial model prepared in relation to the Restructuring.

8.4    ACCESS TO INFORMATION

       The Issuer and each Consenting Guarantor hereby agrees to procure that all written material relating to the Restructuring that is provided by it to either of the Senior Creditor Committees or their respective advisers will be provided to the other Senior Creditor Committee and their respective advisers, provided that this obligation shall not relate to any written information prepared by either of the Senior Creditor Committees or their respective advisers based on written materials which have been provided to each Senior Creditor Committee as required hereby.

8.5    FEES

       Other than as set out in the Finance Documents as in effect on the date hereof, the Issuer and each Consenting Guarantor hereby agrees not to pay, prior to the Standstill Termination Date, any fees to any Senior Bondholder, Eurobondholder, Swap Creditor, Couponholder or Hedging Bank, including in relation to the providing of any consent, waiver or amendment that may be required under any Finance Document, other than the fees set forth in:

       (a) the fee letters between the Issuer and each of the members of the Ad Hoc Senior Bond Committee, dated on or about the date of the First Standstill Agreement; and

       (b) the fee letter between Target and InPower Limited, dated on or about the date of the First Standstill Agreement (as supplemented and amended from time to time).

8.6    CASH FLOW REPORTS

       The Issuer and each Consenting Guarantor together hereby agree to provide to the Senior Creditor Committees monthly cash flow reports and accounts, such reports and accounts to be prepared in consultation with PricewaterhouseCoopers.

8.7    TERMS OF ENGAGEMENT

       The Issuer and each Consenting Guarantor hereby agrees, to the extent that the scope of the services required of PricewaterhouseCoopers is not covered by the terms of its engagement letter as at the date of this Agreement, to approve changes to the terms of engagement to extend the scope of the services required of PricewaterhouseCoopers (including the payment by the Issuer or any Consenting Guarantor of reasonable fees therefor) as reasonably required by the Senior Creditors Committees in relation to the Restructuring.

8.8    TERMINATION OF MARKET HEDGING AGREEMENTS

       Pursuant to Clause 5.3 of the Intercreditor Deed, each Senior Representative party hereto and, in respect of Market Currency Hedging Agreements only, the Consenting Bondholders, hereby instruct the Intercreditor Agent to agree in writing, and the Intercreditor Agent hereby agrees in writing, to the termination and/or amendment (to the extent giving effect to such amendment requires termination in whole or in part) of any Market Hedging Agreement in accordance with a Hedge Bank Agreement or otherwise in accordance with any agreement between Drax Holdings (in the case of a Market Currency Hedging Agreement), Drax Power (in the case of a Market Interest Hedging Agreement) and the relevant Hedging Bank, provided that such other agreement was entered into with the prior written approval of the Senior Creditor Committees.

9.     REPRESENTATIONS AND WARRANTIES

       The Issuer and each Consenting Guarantor represents and warrants to each of the other parties hereto that, as of the Standstill Date:

       (a) it is a limited liability company, duly incorporated and validly existing under the laws of its jurisdiction of incorporation;

       (b) it has the power to enter into and perform, and has taken all necessary action to authorise the entry into, performance and delivery of, this Agreement and the transactions contemplated hereby;

       (c) this Agreement constitutes its legal, binding, valid and enforceable obligations (it being understood that in this context "ENFORCEABLE" means that such an obligation is of a type which, and is contained in a document which is in a form which, is customarily enforced by the courts in the applicable jurisdiction); and

       (d) other than the Temporarily Waived Senior Bond Defaults, the Temporarily Waived Eurobond Defaults, the Permanently Waived Senior Bond Defaults, the defaults described in Clause 4.5 and those defaults contained in the Sixth Supplemental Bond Trust Deed (as executed in the form attached as Exhibit 5 to the First Standstill Agreement), to the actual knowledge of the directors, no Senior Bond Default or Eurobond Default has occurred and is continuing.

10.    INDEMNITY

10.1   INDEMNITY

       Subject to the conditions set forth in Clauses 10.2, 10.3 and 10.4, the Issuer and each Consenting Guarantor (each an "INDEMNIFYING PARTY") shall indemnify each member of the Ad Hoc Senior Bond Committee and such member's directors, officers, and agents (each an "INDEMNIFIED PARTY") for any loss, claim, liability or judgement arising in connection with or as a consequence of the Indemnified Parties:

       (a) granting or not granting any consent, approval, instruction or waiver under:

              (i) the definition of "Standstill Document" in connection with designating any other document to be a "Standstill Document",

              (ii)   paragraph (c) of the definition of "Termination Event",

              (iii)  Clause 2;

              (iv) Clause (iii) or (iv) of Schedule 15 to the Group Account Agreement,

              (v)    Clause 6.1(b)(i) or Clauses 12.2(a) or 12.2(d), or

       (b) having a right to be consulted and/or being consulted or negotiating under:

              (i) paragraphs (i) and (j) of the definition of "Permanently Waived Senior Bond Defaults", and/or

              (ii)   Clauses 8.1 or 8.2;

       provided that no Indemnifying Party shall be liable to any Indemnified Party for any such loss, claim, liability or judgement if caused by the gross negligence or wilful misconduct of any Indemnified Party.

10.2   NO CONSENTING BONDHOLDER ACTION

       Each Consenting Bondholder agrees that it shall not (and that it shall procure that its directors, officers and agents will not) make any claim whatsoever against any Indemnified Party and shall not (and that it shall procure that its directors, officers and agents will not) take, commence or acquiesce to any action or proceedings against an Indemnified Party in respect of any action, decision, consent, approval or waiver taken or granted by such Indemnified Party as a member (or a director, officer or agent of such member) of the Ad Hoc Senior Bond Committee.

10.3   NO SETTLEMENT ABSENT CONSENT

       No Indemnified Party shall, without the consent of the Indemnifying Parties (such consent not to be unreasonably withheld), effect any settlement or compromise of, or consent to the entry of judgement with respect to, any pending or threatened action in respect of which the Indemnified Party is or could have been a party and an indemnity may be or could have been sought under this Clause 10, unless:

       (a)    the Indemnifying Party either:

              (i)    has not assumed the defence of the action; or

              (ii) having assumed the defence of the action, has failed to make reasonable efforts to pursue the defence; and

       (b)    such settlement, compromise or consent:

              (i) includes an unconditional release of the Indemnified Party and the Indemnifying Party from all liability on claims that are or could have been the subject of such action; and

              (ii) does not include a statement as to or an admission of fault, culpability or failure to act, by or on behalf of, the Indemnified Party; and

       (c) 45 days following delivery of a request from the Indemnified Party to an Indemnifying Party for reimbursement for the fees and expenses of counsel which have been incurred by the Indemnified Party as a result of the occurrence of the circumstances in Clause 10.3(a)(i) or 10.3(a)(ii), the Indemnifying Party (or any Affiliate thereof) has failed to make such payment.

10.4   PROCESS CONTROL

       (a) If any action is commenced against any Indemnified Party in respect of which indemnity may be sought pursuant to this Clause 10, the Indemnified Party shall promptly give notice to the Issuer giving reasonable details of the action.

       (b) Any Indemnifying Party may, by delivering notice to the Indemnified Party to that effect, assume the defence of such action, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses of such counsel.

       (c) If the Indemnifying Party assumes the defence of any action then, the Indemnified Party shall cooperate with the Indemnifying Party, provided that the Indemnified Party may employ separate counsel in such action and participate in the defence thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless the Indemnified Party has received consent in writing to the employment of such counsel.

10.5   SURVIVAL

       This Clause 10 will survive the termination of this Agreement for a period of two years after the Standstill Termination Date.

11.    EQUALISATION FEE

       (a) The Issuer and the Consenting Guarantors hereby agree that a fee (the "EQUALISATION FEE") of (pound)266,666.67 (inclusive of value added tax, if any) shall accrue monthly starting from and including 1 January 2003 during each month until the Standstill Termination Date (and pro rata in respect of the month in which the Standstill Termination Date falls), which shall be paid by the Issuer to all the Senior Bondholders (for the account of such holders pro rata to the Sterling Equivalent of the principal amount of Senior Bonds held by them) on each date, if any, on which the Banks receive interest with a Margin in excess of the Margin in effect on 13 October 2002 ("EXCESS MARGIN").

       (b) The Equalisation Fee shall be reduced pro rata to the extent that during any period falling after 1 January 2003 and during each month until the Standstill Termination Date, the interest due and payable on the Loan does not accrue with an interest rate including the Excess Margin.

       (c) The Senior Agent hereby instructs the Intercreditor Agent in accordance with Clause 4.4 of the Intercreditor Deed to agree, and the Intercreditor Agent hereby agrees, to the accrual and payment of the Equalisation Fee by the Issuer to the Senior Bondholders in accordance with this Clause 11.

12.    ACCOUNTS

12.1   COLLATERAL HOLDING ACCOUNT AGREEMENT

       (a) The Consenting Bondholders hereby consent to and authorise the Senior Bond Trustee to perform, and the Senior Bond Trustee agrees that it shall perform the Collateral Holding Account Agreement.

       (b) The Eurobond Trustee, the Senior Bond Trustee, the Senior Agent (in its capacity as the Senior Representative of the Eurobond Finance Parties and of the Swap Creditor) and the LC Facility Agent hereby request that the Intercreditor Agent direct the Security Trustee and the Intercreditor Agent hereby directs the Security Trustee, and the Security Trustee agrees to perform the Collateral Holding Account Agreement.

       (c) The parties hereto agree that any amount paid by the Primary Hedge Counterparty, the Primary Hedge Counterparty Guarantor (or any Affiliate thereof) that would otherwise be applied in accordance with Clause 7.9(c) of the Facility Agreement shall be deposited into the Collateral Holding Account and held or applied in accordance with the Collateral Holding Account Agreement.

       (d) The parties hereto agree that the bank designated in the Collateral Holding Account Agreement to hold the Collateral Holding Account may deduct fees and costs associated with the Collateral Holding Account from the Proceeds Account.

12.2   DEBT SERVICE RESERVE ACCOUNT

       (a) The Senior Bond Trustee, the Senior Agent (in its capacity as the Senior Representative of the Eurobond Finance Parties and of the Swap Creditor) and the LC Facility Agent hereby direct the Intercreditor Agent to direct the Security Trustee, and the Intercreditor Agent hereby directs the Security Trustee (and Drax Power hereby consents to such direction) to withdraw, pursuant to clause 4.6(j) of the Group Account Agreement, upon receipt of an instruction in writing from the Senior Creditor Committees, the amount set forth in such notice from the Debt Service Reserve Account as soon as reasonably practicable and in any event within two Business Days of such notice being received and transfer such amount to the Proceeds Account.

       (b) The Consenting Bondholders hereby authorise the Senior Bond Trustee to make the request set out in sub-clause (a) above.

       (c) The Security Trustee hereby confirms that it shall act in accordance with the direction of the Intercreditor Agent as set out in sub-clause (a) above.

       (d) Drax Power hereby agrees that it shall not withdraw any amounts from the Debt Service Reserve Account during the Standstill Period without the consent, in each case, of the Senior Creditor Committees, other than in accordance with Clause 12.2(a).

12.3   INSURANCE RESERVE ACCOUNT

       (a) The Eurobond Trustee and Drax Power hereby agree, for the purpose of Section 4.17(b) of the Group Account Agreement, that no amount is required to be transferred from the Proceeds Account to the Insurance Reserve Account on any Transfer Date falling after 30 June 2002.

       (b) The Eurobond Trustee and Drax Power hereby agree, for the purposes of Section 4.17(d) of the Group Account Agreement, that no amount is required to be transferred from the Holding Account to the Insurance Reserve Account on any Transfer Date falling after 30 June 2002.

12.4   INTERCREDITOR AGENT

       (a) Each Consenting Bondholder hereby authorises the Senior Bond Trustee to direct the Intercreditor Agent to consent to;

       (b) each of the Senior Bond Trustee, the Senior Agent (in its capacity as Senior Representative of the Eurobond Finance Parties and of the Swap Creditor) and the LC Facility Agent hereby directs the Intercreditor Agent to consent to; and

       (c)    the Intercreditor Agent hereby consents to;

       the maintaining of the Collateral Financing Account and the Cash Cover Account (as defined in the credit facility agreement between Drax Power and National Westminster Bank Plc dated on or about the date of the First Standstill Agreement).

13.    CORPORATE ACTION

       (a) Notwithstanding the terms of this Agreement and the Intercreditor Deed and, subject to paragraph (e), the Eurobond Trustee (acting on the instructions of the Bank Security Trustee contained in the InPower Long Term Standstill Agreement) shall, upon receipt of an instruction in writing from the Senior Creditor Committees, serve a notice under Condition 11(b) of the Conditions of the Eurobonds in respect of the Temporarily Waived Eurobond Defaults specified in such notice. Upon receipt of the Senior Creditor Committees' instruction by the Eurobond Trustee, for the purposes of Clause
              13.1 and Clause 13.3 of the Intercreditor Deed:

              (i) a Declaration of Intent shall be deemed to have been delivered by the Senior Agent to the Intercreditor Agent in respect of the intention to take such action in relation to the Temporarily Waived Eurobond Defaults specified in the notice from the Senior Creditor Committees;

              (ii) a copy of such Declaration of Intent and a Remedies Initiation Notice in respect of such Declaration of Intent shall be deemed to have been served by the Intercreditor Agent on the Senior Representatives;

              (iii) a Remedies Confirmation shall be deemed to have been given by each of the Senior Representatives party hereto in respect of such Remedies Initiation Notice;

              (iv) the Senior Representatives party hereto and the Obligors shall be deemed to have received a copy of such Remedies Confirmation from the Intercreditor Agent; and

              (v) the Intercreditor Agent shall have no further obligation to serve a Remedies Initiation Notice or to deliver copies of the Declaration of Intent under Clause 13.1(b) of the Intercreditor Deed or to deliver copies of the Remedies Confirmation under Clause 13.3(a) of the Intercreditor Deed (other than to notify Obligors not a party hereto upon receipt of such instruction).

       (b) Notwithstanding the terms of this Agreement and the Intercreditor Deed and, subject to paragraph (e), the Security Trustee shall (subject to its right to be indemnified to its satisfaction as provided in the Intercreditor Deed), upon receipt of an instruction in writing from the Senior Creditor Committees, take the Other Enforcement Action specified in such instruction over or in respect of Security Shares constituting shares in AES Drax Financing Limited or Drax Acquisition in respect of the Temporarily Waived Eurobond Defaults specified in such instruction. Upon receipt of the Senior Creditor Committees' instruction by the Security Trustee, for the purposes of Clause
              13.1 and Clause 13.3 of the Intercreditor Deed:

              (i) a Declaration of Intent shall be deemed to have been delivered by the Senior Agent to the Intercreditor Agent in respect of the Other Enforcement Action and Temporarily Waived Eurobond Defaults specified in the notice from the Senior Creditor Committees;

              (ii) a copy of such Declaration of Intent and a Remedies Initiation Notice in respect of such Declaration of Intent shall be deemed to have been served by the Intercreditor Agent on the Senior Representatives;

              (iii) a Remedies Confirmation shall be deemed to have been given by each of the Senior Representatives party hereto in respect of such Remedies Initiation Notice;

              (iv) the Senior Representatives party hereto and the Obligors shall be deemed to have received a copy of such Remedies Confirmation from the Intercreditor Agent; and

              (v) the Intercreditor Agent shall have no further obligation to serve a Remedies Initiation Notice or to deliver copies of the Declaration of Intent under Clause 13.1(b) of the Intercreditor Deed or to deliver copies of the Remedies Confirmation under Clause 13.3(a) of the Intercreditor Deed (other than to notify Obligors not a party hereto upon receipt of such instruction).

              Subject to paragraph (e), the Intercreditor Agent hereby instructs the Security Trustee to take the Other Enforcement Action specified in the instruction from the Senior Creditor Committees.

       (c) For the avoidance of doubt, the Senior Creditor Committees may instruct the Security Trustee, pursuant to paragraph (b) above, to appoint a receiver over:

              (i) the shares in Drax Acquisition held by AES Drax Acquisition Holdings Limited (the "ACQUISITION SHARES"); and

              (ii) the shares in AES Drax Financing Limited held by AES Drax Investments Limited (together with the Acquisition Shares, the "SHARES");

              pursuant to the AES First English Debenture and the AES Second English Debenture (or any one of them), and/or to give a notice pursuant to Clause 10.2 of the AES First English Debenture and the AES Second English Debenture (or any one of them) vesting all voting rights in respect of such Shares in the Security Trustee.

       (d) Notwithstanding the terms of this Agreement and the Intercreditor Deed each Combined Senior Creditor shall be entitled to vote, take or support any steps in any Scheme of Arrangement proposed by the Issuer or a Consenting Guarantor and if the matters referred to in paragraphs (i) to (iv) inclusive are required pursuant to the Intercreditor Deed in order for a Combined Senior Creditor to be entitled to vote, take or support any steps in such Scheme of Arrangement, then (subject to paragraph (f)), on the date two Business Days after the date on which the relevant scheme documentation was provided to the Intercreditor Agent by Drax
              Holdings:

              (i) a Declaration of Intent shall be deemed to have been delivered by each Combined Senior Creditor to the Intercreditor Agent in respect of such action;

              (ii) a copy of such Declaration of Intent and a Remedies Initiation Notice in respect of such Declaration of Intent shall be deemed to have been served by the Intercreditor Agent on the Senior Representatives;

              (iii) a Remedies Confirmation shall be deemed to have been given by each of the Senior Representatives party hereto in respect of such Remedies Initiation Notice;

              (iv) the Senior Representatives party hereto and the Obligors shall be deemed to have received a copy of such Remedies Confirmation from the Intercreditor Agent; and

              (v) the Intercreditor Agent shall have no further obligation to serve a Remedies Initiation Notice or to deliver copies of the Declaration of Intent under Clause 13.1(b) of the Intercreditor Deed or to deliver copies of the Remedies Confirmation under Clause 13.3(a) of the Intercreditor Deed (other than to notify Obligors not a party hereto upon receipt of such instruction).

       (e) The Eurobond Trustee shall not take any action pursuant to paragraph (a) above, the Security Trustee shall not take any action pursuant to paragraph (b) above and the Intercreditor Agent does not give the instruction referred to in paragraph (b) above, unless the relevant instruction from the Senior Creditor Committees attaches a certificate from the Intercreditor Agent confirming that it has been demonstrated, to the satisfaction of the Intercreditor Agent that, either:

              (i) each Hedging Bank (A) has an Exposure of nil or (B) has agreed in a Hedge Bank Agreement or otherwise that paragraphs (a) and (b) shall apply as if the relevant Hedging Bank were a party hereto; or

              (ii) the aggregate Exposures of the Hedging Banks are such that the Senior Agent and the Senior Bond Trustee constitute the Majority Senior Representatives, and that each Hedging Bank with an Exposure has been provided with a copy of the relevant instruction (which the parties hereto agree shall constitute a Declaration of Intent and a Remedies Initiation Notice) in respect thereof.

       (f) The matters referred to in paragraphs (d)(i) to (d)(iv) inclusive shall only be deemed to have occurred if the Intercreditor Agent certifies that it has been demonstrated to its satisfaction that, on the date two Business Days after the date on which the relevant scheme documentation was provided to the Intercreditor Agent by Drax Holdings, either:

              (i) each Hedging Bank (A) has an Exposure of nil or (B) has agreed in a Hedge Bank Agreement or otherwise that paragraph (d) shall apply as if the relevant Hedging Bank were a party hereto; or

              (ii) the aggregate Exposures of the Hedging Banks are such that the Senior Agent and the Senior Bond Trustee constitute the Majority Senior Representatives, and that each Hedging Bank with an Exposure has been provided with a copy of the relevant scheme documentation (which the parties hereto agree shall constitute a Declaration of Intent and a Remedies Initiation Notice) in respect thereof.

       (g) The Senior Creditor Committees agree to copy any instruction referred to in paragraph (a) or (b) above to the Intercreditor Agent.

14.    ACKNOWLEDGEMENTS

       (a) The Eurobond Trustee confirms that the principal amount of the Loan (as defined in the Facility Agreement) outstanding on the date hereof is (pound)842,555,000.

       (b) The Senior Bond Trustee confirms that the principal amount of the Senior Bonds outstanding on the date hereof is (pound)200,000,000 and $302,400,000.

       (c)    The parties hereto acknowledge that:

              (i) Clause 14.1(a) Third of the Intercreditor Deed provides that proceeds of enforcement of security conferred by the Security Documents are generally to be applied, subject to prior ranking claims, pari passu among the Combined Senior Creditors in respect of the Combined Senior Debt (other than (i) principal amounts of the Eurobonds and any default interest thereon and (ii) and any Senior Bonds which are defeased). The Combined Senior Debt includes, without limitation (a) the Senior Bonds, (b) the unmatured Coupons on the Eurobonds (which, if the Eurobonds are accelerated, shall immediately become due and payable at their NPV Coupon Amount) and (c) the Hedging Debt;

              (ii) Clause 3.1(a) of the Calculation Agency Agreement provides that it is the intent of the parties to that agreement that "in the event of an Early Termination Date under the Swap Transactions, the aggregate of (i) the aggregate NPV Coupon Amount in respect of all unmatured Coupons on the Early Termination Date plus (ii) any other amount due and payable to InPower under the Eurobond Documents (which, for the avoidance of doubt, does not include any Early Redemption Amount) plus (iii) the net amount due and payable to InPower (if any) under the Terminated Transactions to which InPower and Harich are party minus (iv) the net amount due and payable by InPower and Harich (if any) under the Terminated Transactions to which InPower and Harich are party will be approximately equal to (but not less than) the amount due and payable by InPower under the Facility Agreement on such date";

              (iii) Clause 3.3 of the Calculation Agency Agreement provides that "the Calculation Agent shall make all determinations and calculations pursuant to the Swap Transaction Documents and this Agreement in a manner which ensures that the intention referred to in Clause 3.1 is carried out and, to that end, the Calculation Agent shall on behalf of all parties to this Agreement modify the provisions of the Swap Transaction Documents and this Agreement so far (but only so far) as is necessary to ensure the same".

       (d) The parties hereto acknowledge that the provisions of Clause 30.11 of the Intercreditor Deed apply in relation to any action taken by the Intercreditor Agent in entering into and pursuant to or in connection with this Agreement.

       (e)    The parties hereto acknowledge that the provisions of Clause 6 of
              Schedule 6 to the Intercreditor Deed apply in relation to any action taken by the Security Trustee pursuant to or in connection with this Agreement.

       (f) Drax Power and the Security Trustee acknowledge that the charge over cash referred to in paragraph (a)(vii) of Schedule 1 to the First Standstill Agreement constitutes a first ranking security interest over the Cash Cover Account (as defined therein).

15.    AMENDMENTS

       Except as expressly provided herein, the terms of this Agreement may be modified, amended or waived only by an instrument in writing executed by each party to this Agreement.

16.    CONTINUING EFFECT

       (a) Except as expressly provided herein and in any of the other Standstill Documents, the Intercreditor Deed and the other Finance Documents shall remain unchanged and shall continue in full force and effect and are in all respects ratified and confirmed, and no Senior Creditor has waived, or shall be deemed to have waived, by virtue of the passage of time or any other circumstance whatsoever, any of its rights, powers, privileges or remedies under any Finance Document or any applicable law, all of which are expressly reserved (including, on and after the Standstill Termination Date, with respect to any Temporarily Waived Senior Bond Default or Temporarily Waived Eurobond Default that is continuing at such time).

       (b) Subject to Clause 8 hereof, each party hereto (other than the Security Trustee, the Senior Bond Trustee and the Intercreditor Agent) hereby agrees and covenants that it shall, during the Standstill Period, negotiate in good faith with the other parties hereto in an effort to arrive at an agreement for a Restructuring; provided that nothing set forth in this Agreement shall be construed so as to require any party hereto to agree to the terms of any modification proposed by any other party hereto to the Finance Documents or any other document or agreement to which it is a party.

       (c) Nothing in this Agreement shall limit the accrual of interest, fees or other amounts under any Finance Document in accordance with the terms thereof during the Standstill Period.

17.    VALIDITY OF AGREEMENT

       If any of the provisions of this Agreement becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired.

18.    REMEDIES

       (a) Except as expressly provided herein, no failure on the part of any party to this Agreement to exercise, and no course of dealing with respect to, and no delay in exercising, any right, power or remedy hereunder or under any Finance Document shall operate as a waiver thereof; nor shall any single or partial exercise by any or all of such parties of any right, power or remedy hereunder or under any Finance Document preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

       (b) Each party hereto acknowledges and hereby agrees that, from and after the Standstill Termination Date, the obligations set forth in Clauses 4.1 and 7.1 shall terminate and be of no further force or effect, and each Senior Creditor shall be entitled, in accordance with the Finance Documents, to exercise and enforce, or to take steps to exercise and enforce, any and all other rights, powers, privileges and remedies available to it under the Finance Documents or applicable law as a consequence of any Senior Bond Default or Eurobond Default that exists at such time.

       (c) Notwithstanding anything else in this Agreement, but save for those things that each of the Security Trustee, the Senior Bond Trustee or the Eurobond Trustee is expressly directed to do in this Agreement and the other Standstill Documents, none of the Security Trustee, the Senior Bond Trustee or the Eurobond Trustee shall be obliged to take any action in relation to this Agreement or any other Standstill Document unless directed or requested to do so by the Intercreditor Agent (in the case of the Security Trustee), the Majority Bondholders (in the case of the Senior Bond Trustee) or the Bank Security Trustee (in the case of the Eurobond Trustee) and in each case only if it shall be indemnified to its satisfaction against all liabilities to which it may thereby render itself liable or which it may incur by so doing.

       (d) The parties to this Agreement hereby agree that in acting under this Agreement and the other Standstill Documents, the Security Trustee, the Senior Bond Trustee, the Eurobond Trustee and the Intercreditor Agent shall be entitled to, and to rely upon, all the protections afforded to them under the Intercreditor Deed, the Senior Bond Indenture and the Bond Trust Deed as if the same were set out herein mutatis mutandis.

       (e) The Security Trustee shall not be liable for any liabilities suffered by any party to this Agreement or any other Senior Creditor by reason of the entry into this Agreement or the performance or otherwise of the terms hereof save for any such liabilities arising by virtue of a breach of trust by the Security Trustee or the wilful default, fraud or gross negligence of the Security Trustee.

19.    FINANCE DOCUMENT

       Without limiting any other provisions of this Agreement, Clauses 10 and 11 (but no other clauses of this Agreement) and the fee letters referred to in Clause 8.5 shall be deemed to be Finance Documents for purposes of Clause 14 of the Intercreditor Deed.

20.    COUNTERPARTS; DELIVERY BY FACSIMILE

       This Agreement may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which, when so executed and delivered, shall be effective for purposes of binding the parties hereto, but all of which shall together constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by telecopier shall be effective as delivery of an original executed counterpart of this Agreement.

21.    NO ASSIGNMENT

       None of the parties to this Agreement may assign any of their rights or transfer any of their obligations under this Agreement, provided that any of the Eurobond Trustee, the Senior Bond Trustee, the Senior Agent, the Intercreditor Agent or the Security Trustee may assign their rights and transfer their obligations to any successor Eurobond Trustee, Senior Bond Trustee, Senior Agent, Intercreditor Agent or Security Trustee respectively.

22.    NOTICES

       Any communication or document to be sent or delivered by one person to another pursuant to this Agreement shall be sent or delivered to it:

       (a) by leaving it at (or mailing it by first class prepaid post to) the address identified with its signature below marked for the attention of the person so identified (or such other address or person as it may have specified at least two Business Days previously); or

       (b) by fax to the fax number identified with its signature below marked for the attention of the person so identified (or such other fax number as it may have specified at least two Business Days previously), anything sent by post being deemed to have been delivered on the third day following the date of posting and anything sent by fax being deemed to have been delivered when transmission has been completed.

23.    CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

       A person who is not a party to this Agreement has no rights under The Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

24.    GOVERNING LAW

       This Agreement is governed by and shall be construed in accordance with English law.

25.    JURISDICTION

25.1   ENGLISH COURTS

       The courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and accordingly any legal action or proceedings arising out of or in connection with this Deed ("PROCEEDINGS") may be brought in such courts.

25.2   SUBMISSION TO JURISDICTION

       Each of the parties hereto hereby irrevocably submits to the jurisdiction of such courts and waives any objections to Proceedings in such courts whether on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum. the taking of Proceedings in any other jurisdiction (whether concurrently or not).

                                   SCHEDULE 1

                              CONDITIONS PRECEDENT


Each of the Senior Creditor Committees shall have received:

(a) a fully executed and unconditional (or conditional only upon this Agreement being unconditional) copy of the InPower Long Term Standstill Agreement in the form attached hereto as Exhibit 6;

(b) certificates signed by an officer of Drax Power and Drax Holdings confirming (i) that the Exposure of each Hedging Bank as of the date hereof is nil and (ii) that no Additional Bonds have been issued;

(c) confirmation to the Intercreditor Agent from each of the (i) the Senior Bond Trustee, (ii) the Eurobond Trustee, (iii) the Senior Agent and (iv) the LC Facility Agent, in the forms attached hereto as Exhibits 1, 2, 3 and 4, respectively;

(d) confirmation from Milbank, Tweed, Hadley & McCloy addressed to the Eurobond Trustee, the Senior Bond Trustee, the Intercreditor Agent and the Issuer in the form attached hereto as Exhibit 5.

(e) Hedge Bank Agreements such that each Hedging Bank is party to a Hedge Bank Agreement in respect of all Market Hedging Agreements provided by such Hedging Bank.

                                   SCHEDULE 2

                                 ACCESSION DEED


THIS DEED is made on                                    200o

BY        o the (the "ACCEDING SENIOR BONDHOLDER"); and

WHEREAS:

(A) This deed is supplemental to a Long Term Standstill Agreement dated [September/October] 2003 (the "LONG TERM STANDSTILL AGREEMENT") between, inter alios, Drax Holdings Limited, certain of its affiliates, certain of its senior creditors and their respective agents.

(B) This deed has been entered into to record the accession of the Acceding Senior Bondholder as a Consenting Bondholder pursuant to the provisions of Clause 4.2 of the Long Term Standstill Agreement.

NOW THIS DEED WITNESSES  as follows:

1.     DEFINITIONS

       Terms defined in the Long Term Standstill Agreement shall have the same meaning when used in this deed.

2.     ACCESSION OF ACCEDING SENIOR BONDHOLDER

1.1 The Acceding Senior Bondholder hereby agrees to become, with immediate effect, a Consenting Bondholder and agrees to be bound by all of the terms of the Long Term Standstill Agreement as if it had originally been party thereto as a Consenting Bondholder thereunder.

1.2 The Acceding Senior Bondholder confirms that its address details for notices in relation to Clause 22 of the Long Term Standstill Agreement are as follows:

         Address:





         Facsimile:

         Attention:

3.     LAW

       This deed shall be governed by and construed in all respects in accordance with English law.



4.     OTHER PARTIES ENTITLED TO ENFORCE

       It is intended that each party to the Long Term Standstill Agreement from time to time shall have the benefit of this deed and shall be entitled to enforce the terms of this deed under the Contracts (Rights of Third Parties Act) 1999.


IN WITNESS whereof this deed has been duly executed the day and year first before written.

THE ACCEDING BONDHOLDER

Executed  as a deed by                       )
o                                            )
acting by                                    )
and                                          )
                    Authorised Signatory



                    Authorised Signatory

                                   SCHEDULE 3

                               TERMINATION NOTICE


[Date]


Each of the parties to the Long Term Standstill Agreement referred to below





Ladies and Gentlemen



LONG TERM STANDSTILL AGREEMENT DATED   [SEPTEMBER/OCTOBER] 2003: TERMINATION
NOTICE



We refer to the Long Term Standstill Agreement dated [September/October] 2003 (the "LONG TERM STANDSTILL AGREEMENT") between Drax Power Limited, certain of its affiliates, certain of its senior creditors and their agents named therein. Terms defined in the Long Term Standstill Agreement shall have the same meanings herein.

We hereby notify that this letter constitutes a Termination Notice pursuant to Clause 3.1 of the Long Term Standstill Agreement.

We hereby confirm that we are acting on the instruction [of Consenting Bondholders who constitute the Majority Bondholders] [the Bank Security Trustee set out in a letter dated [________________] delivered under the InPower Long Term Standstill Agreement].


Yours faithfully,

IN WITNESS WHEREOF, the parties hereto have caused this Long Term Standstill Agreement to be executed and acknowledged by their respective officers or representatives thereunto duly authorised, on the date first above written.

DRAX HOLDINGS LIMITED


By:        /s/ Gerald Wingrove
           -------------------
Name:      Gerald Wingrove
Title:     Director

Address:   c/o Drax Power Station
           PO Box 3
           Selby
           North Yorkshire  YO8 8PQ

Fax:       +44 (0)1757 618 504
Attn:      The Directors


DRAX POWER LIMITED


By:        /s/ Gerald Wingrove
           -------------------
Name:      Gerald Wingrove
Title:     Director

Address:   c/o Drax Power Station
           PO Box 3
           Selby
           North Yorkshire  YO8 8PQ

Fax:       +44 (0)1757 618 504
Attn:      The Directors

DRAX LIMITED


By:        /s/ Gerald Wingrove
           -------------------
Name:      Gerald Wingrove
Title:     Director

Address:   c/o Drax Power Station
           PO Box 3
           Selby
           North Yorkshire  YO8 8PQ

Fax:       +44 (0)1757 618 504
Attn:      The Directors


DRAX ELECTRIC LIMITED


By:        /s/ Gerald Wingrove
           -------------------
Name:      Gerald Wingrove
Title:     Director

Address:   c/o Drax Power Station
           PO Box 3
           Selby
           North Yorkshire  YO8 8PQ

Fax:       +44 (0)1757 618 504
Attn:      The Directors


AES DRAX ACQUISITION LIMITED


By:        /s/ Gerald Wingrove
           -------------------
Name:      Gerald Wingrove
Title:     Director

Address:   c/o Drax Power Station
           PO Box 3
           Selby
           North Yorkshire  YO8 8PQ

Fax:       +44 (0)1757 618 504
Attn:      The Directors

Executed as a deed by [NAME OF      )
SENIOR BONDHOLDER]                  )
acting by  [NAME OF AGENT]          )   By:  /s/ Each of the Initial Consenting
who is acting as attorney-in-fact   )        ------------------------------
under the authority of [NAME OF     )        Bondholders
SENIOR BONDHOLDER]                  )        -----------
                                    )   Name:
                                    )   Title:
                                    )
                                    )   Date of Execution:




Address:


Fax:
Attn:

JPMORGAN CHASE BANK,
as Eurobond Trustee



By:        /s/ Jenny Pennell
           --------------------
Name:      Jenny Pennell
Title:     Authorised Signatory

Address:   9 Thomas More Street
           London
           E1W 1YT

Fax:       +44 (0)20 7777 5410
Attn:      Trust Administration


THE BANK OF NEW YORK,
as Senior Bond Trustee


By:        /s/ Paul Pereira
           ----------------
Name:      Paul Pereira
Title:     AVP

Address:   The Bank of New York
           Floor 21W, 101 Barclay Street
           New York, NY 10286

Fax:       1 212 815 5917
Attn:      Corporate Trust Administration

With a copy of all notices to:

Address:   48th Floor
           One Canada Square
           London
           E14 5AL

Fax:       +44 (0)20 7964-6399
Attn:      Corporate Trust Services

DEUTSCHE BANK AG LONDON,
as Senior Agent



By:        /s/ R.K. Lane-Smith               By:      /s/ P. Davis
           -------------------------                  -----------------------
Name:      R.K. Lane-Smith                   Name:    P. Davis
Title:     Vice President                    Title:   Associate

Address:   Winchester House
           1 Great Winchester Street
           London EC2N 2DB

Fax:
Attn:


DEUTSCHE TRUSTEE COMPANY LIMITED,
as Intercreditor Agent



By:        /s/ Dominic Selwood               By:      /s/ Johanna Wadsworth
           -------------------------                  ---------------------
Name:      Dominic Selwood                   Name:    Johanna Wadsworth
Title:     Associate Director                Title:   Assistant Secretary

Address:   Winchester House
           1 Great Winchester Street
           London EC2N 2DB

Fax:       +44 (0)20 7547-1089
Attn:      The Managing Director

NATIONAL WESTMINSTER BANK PLC,
as LC Facility Agent



By:        /s/ J. Storey
           ----------------
Name:      J. Storey
Title:     Director, Project Finance Portfolio, Structured Finance

Address:   Level 5
           135 Bishopsgate
           London  EC2M 3JR

Fax:       +44 (0)20 7375 8762
Attn:      John Storey


JPMORGAN CHASE BANK,
as Security Trustee


By:        /s/ Anna Weedon
           ------------------
Name:      Anna Weedon
Title:     Vice President

Address:   9 Thomas More Street
           London
           E1W 1YT

Fax:       +44 (0)20 7777 5410
Attn:

                                     ITEM 3

                          SIXTH SUPPLEMENTAL INDENTURE

                                                                [CONFORMED COPY]



               --------------------------------------------------

                          SIXTH SUPPLEMENTAL INDENTURE

                             DRAX HOLDINGS LIMITED,
                                    as Issuer

                                       and

                              THE BANK OF NEW YORK,
                                   as Trustee

                           dated as of October 9, 2003

                          to the Indenture by and among

                           AES DRAX HOLDINGS LIMITED,
                                    as Issuer

           AES DRAX POWER LIMITED, AES DRAX LIMITED, AES DRAX ELECTRIC
                   LIMITED, AES DRAX ACQUISITION LIMITED, and
                    AES DRAX FINANCING LIMITED, as Guarantors

                                       and

                              THE BANK OF NEW YORK,
                                   as Trustee

                           Dated as of August 2, 2000

                               as supplemented by:
         the First Supplemental Indenture dated as of February 25, 2002, the Second Supplemental Indenture dated as of November 26, 2002, the Third Supplemental Indenture dated as of December 12, 2002, the Fourth Supplemental Indenture dated as of July 8, 2003 and the Fifth Supplemental Indenture dated as of August 22, 2003

             (pound)200,000,000 9.07% Senior Secured Bonds due 2025
                $302,400,000 10.41% Senior Secured Bonds due 2020

               --------------------------------------------------

                                TABLE OF CONTENTS



                                                                           PAGE

                                    ARTICLE 1
                                   DEFINITIONS

Section 1.01.     Definitions of Terms........................................2

                                    ARTICLE 2
                           AMENDMENTS TO THE INDENTURE

Section 2.01.     Amendments to Section 1.01 of the Indenture.................2

                                    ARTICLE 3
                                  MISCELLANEOUS

Section 3.01.     Ratification of Base Indenture; First Supplemental
                  Indenture; Second Supplemental Indenture; Third
                  Supplemental Indenture; Fourth Supplemental Indenture;
                  Fifth Supplemental Indenture; Sixth Supplemental Controls...4
Section 3.02.     Trustee Not Responsible for Recitals........................5
Section 3.03.     Governing Law...............................................5
Section 3.04.     Severability................................................5
Section 3.05.     Counterparts................................................5

       SIXTH SUPPLEMENTAL INDENTURE dated as of October 9, 2003 (the "SIXTH SUPPLEMENTAL INDENTURE") among DRAX HOLDINGS LIMITED (formerly known as AES Drax Holdings Limited), an exempted company incorporated with limited liability under the laws of the Cayman Islands (Registered No. 92144) (the "ISSUER"), and THE BANK OF NEW YORK, a New York banking corporation, as trustee (the "TRUSTEE") under the Indenture dated as of August 2, 2000 (the "BASE INDENTURE") among the Issuer, the Trustee and AES DRAX POWER LIMITED, a private limited company incorporated under the laws of England and Wales (Registered No. 03618559) ("DRAX POWER LIMITED"), AES DRAX LIMITED, an exempted company incorporated with limited liability under the laws of the Cayman Islands (Registered No. 91616) ("DRAX LIMITED"), AES DRAX ELECTRIC LIMITED, an exempted company incorporated with limited liability under the laws of the Cayman Islands (Registered No. 102237) ("DRAX ELECTRIC"), AES DRAX ACQUISITION LIMITED, a private limited company incorporated under the laws of England and Wales (Registered No. 3834878) ("DRAX ACQUISITION") and AES DRAX FINANCING LIMITED, a private limited company incorporated under the laws of England and Wales (Registered No. 3834874) ("DRAX FINANCING" and together with Drax Power Limited, Drax Limited, Drax Electric and Drax Acquisition, the "GUARANTORS"), as supplemented by the First Supplemental Indenture dated as of February 25, 2002 (the "FIRST SUPPLEMENTAL INDENTURE"), as further supplemented by the Second Supplemental Indenture dated as of November 26, 2002 (the "SECOND SUPPLEMENTAL INDENTURE"), as further supplemented by the Third Supplemental Indenture dated as of December 12, 2002 (the "THIRD SUPPLEMENTAL INDENTURE"), as further supplemented by the Fourth Supplemental Indenture dated as of July 8, 2003 (the "FOURTH SUPPLEMENTAL INDENTURE"), and as further supplemented by the Fifth Supplemental Indenture dated as of August 22, 2003 (the "FIFTH SUPPLEMENTAL INDENTURE"), and as from time to time supplemented or amended (the Base Indenture together with the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture, the Fifth Supplemental Indenture and this Sixth Supplemental Indenture collectively referred to as the "INDENTURE").

       WHEREAS, the Issuer, the Guarantors and the Trustee executed and delivered the Base Indenture to provide for the issuance of the Issuer's (pound)200,000,000 9.07% Senior Secured Bonds due 2025 and $302,400,000 10.41%
Senior Secured Bonds due 2020 (together the "SENIOR BONDS");

       WHEREAS, Section 9.02 of the Base Indenture provides that the Issuer, when authorized by or pursuant to a resolution of its Board of Directors, and the Trustee, with the consent of the Majority Holders, at any time and from time to time, may enter into one or more indentures supplemental to the Indenture to, among other things, amend or supplement the Base Indenture;

       WHEREAS the Issuer, the Trustee and certain holders of interests in the Senior Bonds representing more than a majority of the Sterling Equivalent of the principal amount of outstanding Senior Bonds (together the "CONSENTING BONDHOLDERS"), together with various other parties, have on or about the date hereof entered into an agreement (the "LONG TERM STANDSTILL AGREEMENT") which will give effect to an extension of the standstill period until December 31, 2003 for the purpose of providing the Issuer and its senior creditors with a further period of stability during which discussions regarding a consensual restructuring could take place;

       WHEREAS, as contemplated by the Long Term Standstill Agreement, the Issuer, the Trustee and the Consenting Bondholders have agreed to enter into this Sixth Supplemental Indenture for the purpose of amending certain Sections of the Base Indenture; and

       WHEREAS, the Issuer has duly authorized the execution and delivery of this Sixth Supplemental Indenture, and requested that the Trustee execute and deliver this Sixth Supplemental Indenture, and the Majority Holders have consented as evidenced by their execution of the Long Term Standstill Agreement and the execution by the Trustee of the Long Term Standstill Agreement on receipt of instructions from the Majority Holders, and all conditions and requirements necessary to make this Sixth Supplemental Indenture a valid and binding instrument in accordance with its terms have been performed and fulfilled by the parties hereto.

       NOW THEREFORE, THIS SIXTH SUPPLEMENTAL INDENTURE WITNESSETH, for and in consideration of the premises, it is mutually agreed, for the equal and proportionate benefit of all Holders, as follows:

                                   ARTICLE 1
                                   DEFINITIONS

       Section 1.01. Definitions of Terms. For all purposes of the Indenture, except as otherwise expressly provided or unless the context otherwise requires:

       (a) a term defined in the Base Indenture and not otherwise defined herein has the same meaning when used in this Sixth Supplemental Indenture;

       (b) unless otherwise specified, a reference to a Section or Article is to a Section or Article of this Sixth Supplemental Indenture; and

       (c) headings are for convenience of reference only and do not affect interpretation.

                                    ARTICLE 2
                           AMENDMENTS TO THE INDENTURE

       Section 2.01. Amendments to Section 1.01 of the Indenture. The following definitions in Section 1.01 of the Indenture shall be amended as follows:

       (a) the definition of "TEMPORARILY WAIVED DEFAULT" in Section 1.01 (Definitions) of the Indenture shall be amended by restating the definition as follows:

              "TEMPORARILY WAIVED DEFAULT" shall mean any Default or Event of Default arising:

       (a) in connection with the Primary Hedge Counterparty, the Primary Hedge Counterparty Guarantor, AES, Drax Power Finance Limited, Drax Energy, Drax Energy II, Drax Power Finance Holdings Limited or Drax Acquisition Holdings Limited under Sections 6.01(f), 6.01(g), 6.01(h), 6.01(i), 6.01(j) or 6.01(p);

       (b) in connection with any action, event or circumstance of, or relating to, Drax Financing or Drax Investments, under any Section hereunder;

       (c) in connection with any Relevant Company, under Section 6.01(f)(i)(A) to the extent any of them may be deemed balance sheet insolvent under the Insolvency Act 1986;

       (d) except as otherwise provided in clause (p) of the definition of "Permanently Waived Senior Bond Defaults", as defined in the Drax Standstill Agreement, in connection with any Relevant Company, under
       Section 6.01(f)(ii) to the extent any of them begins negotiations with one or more of its creditors or takes any steps with a view to readjustment, rescheduling or deferral of any of its Indebtedness or proposes to take any of these steps;

       (e) in connection with the Designated Agreement Counterparty to the RJB Coal Sale Agreement, under Section 6.01(f), 6.01(g), 6.01(h), 6.01(i), 6.01(j), 6.01(p) or 6.01(q);

       (f) in connection with the failure to effect and maintain, pursuant to
       Section 4.32(a), Business Interruption Insurance (as set out in Exhibit A, Part I of the Fourth Schedule to the Original Bond Trust Deed (Property and Business Interruption Insurances)) in conformity with the Minimum Insurance Requirements, under Section 6.01(c) or 6.01(n);

       (g) in connection with:

              (i) the proposal by any Relevant Company of a Scheme of Arrangement, as such term is defined in the Drax Standstill Agreement; or

              (ii) any step taken in connection with the Restructuring, as such term is defined in the Drax Standstill Agreement,

              in each case, with the prior consent of the Senior Creditor Committees, such consent not to be withheld if the matter, fact or circumstance which forms the basis for withholding such consent was accurately disclosed in the September 6-K, as such term is defined in the Drax Standstill Agreement;

       (h) in connection with the execution and performance of a Hedge Bank Agreement, as such term is defined in the Drax Standstill Agreement, or any other action pursuant to Clause 9.8 of the Drax Standstill Agreement;

       (i) in connection with the Issuer's agreement to relieve group losses to Drax Power Limited in accordance with the terms of a letter dated June 30, 2003, under Section 6.01(c) (by reason of any breach of Section 4.29(b));

       (j) in connection with any action taken pursuant to Clause 14 of the Drax Standstill Agreement, under Section 6.01(b) (by reason of any breach of Section 4.17) or Section 6.01(e);

       (k) in connection with any Saleco Action, as such term is defined in the Drax Standstill Agreement;

       (l) arising in connection with the entry into, execution and performance of the Escrow Agreement, as such term is defined in the Drax Standstill Agreement, and the Cash-out Options Implementation Agreement, as such term is defined in the Drax Standstill Agreement;

       (m) under Section 6.01(c) (by reason of any breach of Section 4.04(a));

       (n) under Section 6.01(d);

       (o) in connection with any failure to deliver any accounts, under Section 6.02(c) (by reason of any breach of Section 4.03(a)); or

       (p) in connection with any Default or Event of Default that is a Temporarily Waived Default under any of paragraphs (a) to (m), under
       Section 6.02(c) (by reason of any breach of Section 4.04(c)).

                                    ARTICLE 3
                                  MISCELLANEOUS

       Section 3.01. Ratification of Base Indenture; First Supplemental Indenture; Second Supplemental Indenture; Third Supplemental Indenture; Fourth Supplemental Indenture; Fifth Supplemental Indenture; Sixth Supplemental Indenture Controls. The Base Indenture, the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture, and the Fifth Supplemental Indenture, as supplemented by this Sixth Supplemental Indenture, are in all respects ratified and confirmed, and this Sixth Supplemental Indenture shall be deemed part of the Base Indenture in the manner and to the extent herein and therein provided. The provisions of this Sixth Supplemental Indenture shall supersede the provisions of the Base Indenture, the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture, and the Fifth Supplemental Indenture to the extent the Base Indenture, the First Supplemental Indenture, the Second Supplemental

Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture, or the Fifth Supplemental Indenture as the case may be, is inconsistent herewith.

       Section 3.02. Trustee Not Responsible for Recitals. The recitals herein contained are made by the Issuer and not by the Trustee, and the Trustee assumes no responsibility for the correctness thereof. The Trustee makes no representation as to the validity or sufficiency of this Sixth Supplemental Indenture.

       Section 3.03. Governing Law. This Sixth Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York, as applied to contracts made and performed within the State of New York, without regard to its principles of conflicts of laws, except that the authorization and execution of this Sixth Supplemental Indenture shall be governed by the respective jurisdictions of organization of the Issuer and the Trustee, as the case may be.

       Section 3.04. Severability. If any provision in the Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

       Section 3.05. Counterparts. The parties may sign any number of copies of this Sixth Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. Any signed copy shall be sufficient proof of this Sixth Supplemental Indenture.

       IN WITNESS WHEREOF, the parties hereto have caused this Sixth Supplemental Indenture to be duly executed as of the day and year first above written.

                                       DRAX HOLDINGS LIMITED,
                                           as Issuer

                                       By:   /s/ Gerald Wingrove
                                             ----------------------------------
                                             Name:    Gerald Wingrove
                                             Title:   Director


                                       THE BANK OF NEW YORK, as Trustee

                                       By:   /s/ Paul Pereira
                                             ----------------------------------
                                             Name:    Paul Pereira
                                             Title:   AVP

                                     ITEM 4

                                  PRESS RELEASE

10 OCTOBER 2003


    DRAX HOLDINGS LIMITED ENTERS NEW LONG TERM STANDSTILL, RECEIVES CREDITOR
          SUPPORT FOR ITS RESTRUCTURING PROPOSALS AND CHANGES ITS NAME

Drax Holdings Limited is pleased to announce that it has entered a new long term standstill agreement with its Senior Creditors. This agreement provides for the extension of the standstill period, which expired on 30 September 2003, until 31 December 2003. A copy of this agreement will be furnished to the U.S. Securities and Exchange Commission on a Form 6-K as soon as practicable.

The company is also pleased to confirm that it has received irrevocable support from its senior creditors for the restructuring proposal in the form detailed in the Form 6-K of 15 September 2003 and that it has entered into a definitive agreement with International Power plc ("IPR") confirming the terms of IPR's funding of the cash-out option for a proportion of the restructured debt. The Company will now push forward with the finalisation of the restructuring proposal.

Finally in a resolute move reflecting the new era and secure future that the Company is now seeking, the pre-fix "AES" has been dropped from the names of Drax Holdings Limited and its subsidiaries with immediate effect.

Parallel to this name change the principal operating company, Drax Power Limited, has re-branded its corporate identity.

Commenting on these developments, Gordon Horsfield, Chairman said:

"We are delighted to be able to announce the approval by our senior creditors of the "Long Term Standstill Agreement" and their vote of confidence in the restructuring process upon which we have embarked. This strong show of support from our creditors demonstrates a belief in the long term future and viability of the business and gives us the assurance to press ahead with the formal schemes which should be finalised before Christmas. We look forward to the future with confidence".

For further information:

Buchanan Communications
Judith Parry/Sophie Morton/Kelly-Ann French                   01943 883990

                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

                                                  DRAX HOLDINGS LIMITED

Date:  October 10, 2003                           By:   /s/ Gerald Wingrove
                                                        -------------------

                                                        Director